RPM

Report 08

A yearly publication of RPM International Inc.

What's Stifling American Manufacturing?
an engaging editorial

11-Year Financial Highlights!
see fold-out cover


CONSUMER
STRUCTURE
INDUSTRIAL

Balanced to


ACQUISITIONS
STRATEGY
ORGANIC


INTERNATIONAL
MARKETS
DOMESTIC

08058427

Liquid Assets Sparkle
Financial Structure Gains Flexibility, Strength

Planning Primer
Building a Model for Internal Growth

2005[1]	2004	2003[1]	2002[2]	2001	2000	1999	1998
$2,555,735	$2,307,553	$2,053,482	$1,960,738	$1,984,961	$1,943,201	$1,695,209	$1,611,151
163,728	217,616	47,853	154,124	101,487	71,761	159,597	149,556
105,032	141,886	35,327	101,554	62,961	40,992	94,546	87,837
4.1	6.1	1.7	5.2	3.2	2.1	5.6	5.5
10.5	15.4	4.1	13.6	9.8	5.9	14.4	16.6
$ 0.90	$ 1.23	$ 0.31	$ 0.97	$ 0.62	$ 0.38	$ 0.87	$ 0.89
0.86	1.16	0.30	0.97	0.62	0.38	0.86	0.84
0.5900	0.5500	0.5150	0.5000	0.4975	0.4850	0.4645	0.4400
8.88	8.38	7.56	8.22	6.26	6.02	6.83	5.75
$1,037,739	$ 970,402	$ 871,752	$ 858,106	$ 639,710	$ 645,724	$ 742,876	$ 566,337
500,125	464,026	385,791	409,603	360,458	348,102	359,011	314,911
693,656	516,542	499,838	479,041	443,652	408,890	402,870	387,284
2,647,475	2,345,202	2,238,199	2,078,844	2,078,490	2,099,203	1,737,236	1,685,917
837,948	718,929	724,846	707,921	955,399	959,330	582,109	716,989
$ 65,992	$ 63,277	$ 58,674	$ 56,859	$ 81,494	$ 79,150	$ 62,135	$ 57,009
116,899	115,777	115,294	104,418	102,202	107,221	108,731	98,527

2008, $380.0 million ($244.3 million after-tax) in 2006, $78.0 million ($49.5 million after-tax) in fiscal 2005 and $140.0 million ($87.5 million after-tax) in fiscal 2003

eclassifications have been made to prior-year amounts to conform to the current-year presentation. • *See Notes to Consolidated Financial Statements.*

CONSUMER SEGMENT

Net Sales
In millions



$1300
1200
1100
1000
900
800
700
600
03 04 05 06 07 08

Earnings Before Interest & Taxes[1]
In millions



$160
150
140
130
120
110
100
90
80
70
60
50
03 04 05 06 07 08

Identifiable Assets
In millions



$1400
1300
1200
1100
1000
900
800
700
600
03 04 05 06 07 08

[1] Earnings Before Interest & Taxes for business segments is reconciled to Income (Loss) Before Income Taxes on page 25 for each of the three years ended May 31, 2008.

TEN-YEAR COMPARISON

Ten-year comparison based on $100 invested on 5/31/98 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.



$250
225
200
175
150
125
100
75
50
5/98 5/99 5/00 5/01 5/02 5/03 5/04 5/05 5/06 5/07 5/08

CUMULATIVE TOTAL RETURN

	5/98	5/99	5/00	5/01	5/02	5/03	5/04	5/05	5/06	5/07	5/08
■ RPM International Inc.	100.00	84.19	61.68	54.98	109.26	88.83	109.00	135.08	147.97	186.74	208.52
◈ S&P 500	100.00	121.03	133.71	119.60	103.04	94.73	112.09	121.32	131.80	161.85	151.01
● 2008 Peer Group	100.00	92.42	77.10	85.78	99.19	82.34	105.32	119.94	135.43	168.88	155.30
● Prior Peer Group	100.00	93.33	79.08	83.27	99.78	89.13	110.83	127.11	137.63	164.60	149.95

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE AND PERCENT DATA)

All financial data based on fiscal years ended May 31		2008[1]	2007[1]	2006[1]
RESULTS FROM OPERATIONS	Net sales	$ 3,643,791	$ 3,338,764	$3,008,338
	Income (loss) before income taxes	39,054	307,535	(122,475)
	Net income (loss)	47,709	208,289	(76,205)
PERFORMANCE MEASURES	Return on sales %	1.3	6.2	(2.5)
	Return on stockholders' equity %	4.3	20.7	(7.8)
PER SHARE DATA	Basic earnings (loss) per common share	$ 0.40	$ 1.76	$ (0.65)
	Diluted earnings (loss) per common share	0.39	1.64	(0.65)
	Cash dividends per share	0.7450	0.6850	0.6300
	Stockholders' equity per share	9.46	9.20	7.93
BALANCE SHEET HIGHLIGHTS	Stockholders' equity	$ 1,136,556	$ 1,086,870	$ 925,941
	Retained earnings	427,788	475,676	349,493
	Working capital	937,614	705,509	655,718
	Total assets	3,763,567	3,333,149	2,996,064
	Long-term debt	1,066,687	886,416	870,415
OTHER DATA	Depreciation and amortization	$ 85,366	$ 81,607	$ 74,299
	Average shares outstanding	120,151	118,179	116,837

[1] Reflects the impact of asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007, and asbestos charges of $288.1 million ($185.1 million after-tax) in (See Note I, "Contingencies and Loss Reserves," to the Consolidated Financial Statements).
[2] Reflects adoption of SFAS No. 142 regarding Goodwill (See Note A [10] to the Consolidated Financial Statements).
Acquisitions made by the company during the periods presented may impact comparability from year to year (See Note A to the Consolidated Financial Statements). • Certain

SEGMENT CHARTS

INDUSTRIAL SEGMENT

Net Sales
In millions



$2400
2200
2000
1800
1600
1400
1200
1000
800
600
03 04 05 06 07 08

Earnings Before Interest & Taxes[1]
In millions



$270
250
230
210
190
170
150
130
110
90
70
03 04 05 06 07 08

Identifiable Assets
In millions



$2200
2000
1800
1600
1400
1200
1000
800
600
03 04 05 06 07 08

COMPARISON OF CUMULATIVE TOTAL RETURN

Among RPM International Inc., the S&P 500 Index and Two Peer Groups

The following graphs compare the cumulative five-year total return provided shareholders on RPM International Inc.'s common stock relative to the cumulative total returns of the S&P 500 index and two customized peer groups of companies that include a new 2008 peer group of eight companies, which are: Akzo Nobel N.V.; Ferro Corp.; H.B. Fuller Co.; Masco Corp.; PPG Industries, Inc.; Rohm and Haas Co.; The Sherwin-Williams Co. and The Valspar Corp. and the old 2007 peer group of eight companies, which are Detrex Corp.; Ferro Corp.; H.B. Fuller Co.; NL Industries, Inc.; PPG Industries, Inc.; Rohm and Haas Co.; The Sherwin-Williams Co. and The Valspar Corp. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in RPM common stock, in each of the peer groups, and the index on 5/31/2003 and 5/31/1998 and their relative performance is tracked through 5/31/2008.

FIVE-YEAR COMPARISON

Five-year comparison based on $100 invested on 5/31/03 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.



$250
225
200
175
150
125
100
75
50
5/03 5/04 5/05 5/06 5/07 5/08

CUMULATIVE TOTAL RETURN	5/03	5/04	5/05	5/06	5/07	5/08
■ RPM International Inc.	100.00	122.71	152.06	166.58	210.21	234.73
◇ S&P 500	100.00	118.33	128.07	139.14	170.85	159.41
● 2008 Peer Group	100.00	127.91	145.67	164.48	205.10	188.61
● Prior Peer Group	100.00	124.35	142.61	154.42	184.68	168.24

Contents



Annual
RPM
Report 08
What's Stifling American Manufacturing?
STRUCTURE
Balanced
STRATEGY
MARKETS
Liquid Assets Sparkle
Planning Primer

Snap Shot
About RPM International Inc.



RPM

RPM International Inc. is a multinational holding company with subsidiaries that manufacture and market high-performance coatings, sealants and specialty chemicals, primarily for maintenance and improvement applications.

Industrial Products (65 percent of fiscal 2008 sales):
Roofing systems, sealants, corrosion control coatings, polymer floor coatings, fiberglass reinforced plastic grating, specialty chemicals and recreational marine coatings sold in approximately 150 countries and territories

Major Industrial Brands:
Tremco, Stonhard, Carboline, illbruck, Day-Glo, Euco, Dryvit, Fibergrate and Pettit

Consumer Products (35 percent of fiscal 2008 sales):
Rust-preventative and small project paints, caulks and sealants, primer-sealers, wallcovering preparation and removal products, wood stains and finishes, mildew resistant paints and hobbyist products, sold mainly in North America

Major Consumer Brands:
Rust-Oleum, DAP, Zinsser, Varathane and Testors

Stock Listing:
New York Stock Exchange (Symbol: RPM)

Institutional Stockholders:
300 (71 percent of total shares)

Individual Stockholders:
90,000 (29 percent of total shares)

Employees:
10,360 worldwide

Manufacturing:
Approximately 91 manufacturing facilities in 20 countries

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RPM
RPM International Inc.



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PETTIT
BRIGHT COLOR
ANTIFOULING
www.pettitpaint.com · 800-221-4466

To the **Associates**, **Customers** and **Shareholders** of RPM:



RPM Operating Companies Post Another Banner Year

In the face of the stiffest headwinds our industry has seen in recent memory, RPM associates once again delivered record operating performance for the fiscal year ended May 31, 2008. At the same time, we took a bold step that we believe will put RPM's asbestos liability issue more permanently behind us by taking a pre-tax charge of $288 million that increases our total accrual for asbestos liabilities to $560 million and extends the period covered by this accrual from 10 to 20 years.

Unprecedented high raw materials costs continued throughout the fiscal year. Record high gasoline and diesel fuel prices dramatically increased shipping and distribution costs. Domestic sales of both new and existing homes sank to levels not seen in decades, having serious impact on our consumer segment retail customers and certain RPM businesses.

We capitalized on the fact that many of our products address the desire by both businesses and consumers to repair and maintain existing assets.

Yet, RPM operating companies found ways to win in this challenging environment. Our deliberate focus on becoming a more global company in recent years continued to pay dividends as overseas markets were relatively strong compared to weakness in the U.S. Our industrial businesses focused their efforts on worldwide economic sectors that are growing, increasing RPM's penetration of markets such as oil and gas, power generation, infrastructure improvement, pharmaceuticals and health care. Our consumer businesses worked to gain market share and improve margins by introducing high value-added products and improving distribution and market coverage. In both segments, we capitalized on the fact that many of our products address the desire by both businesses and consumers to repair and maintain existing assets and to find ways to cut energy consumption in the face of today's record high energy costs.

We also capitalized on RPM's balanced business model, which addresses both industrial and consumer markets, combines acquisitions with organic growth and, increasingly, focuses on global growth in addition to our strong North American presence. Based on the positive response we received regarding last year's magazine-format annual report, we are using a similar format this year to tell the story of how RPM's balanced approach to our business resulted in a winning performance in fiscal 2008, and how we will build on these successes in the years ahead.

An Engaging Editorial

What's Stifling American Manufacturing?

by Frank C. Sullivan

PAGE 6

Record Operating Results Achieved, Prior to Asbestos Charge

RPM operations achieved on-plan performance in fiscal 2008, resulting in record levels of sales, net income and earnings per diluted share, prior to asbestos charges.

Sales in fiscal 2008 increased 9.1 percent to \$3.6 billion from \$3.3 billion a year ago. Net income for the year was \$47.7 million, or \$0.39 per diluted share, including the asbestos charge. Fiscal 2007 net income was \$208.3 million, or \$1.64 per diluted share, including a \$15.0 million gain from the settlement of asbestos-related claims against an insurance carrier.

Prior to asbestos-related items in both years, RPM's net income grew 17.2 percent in fiscal 2008, to a record \$232.8 million from \$198.6 million a year ago. Earnings per diluted share increased 15.3 percent to \$1.81 from \$1.57 in the prior year. As a result of the asbestos charge and certain other factors, our tax rate was lower in fiscal 2008 than in the prior year. Excluding these non-recurring items, RPM would have posted a still-healthy 11.0 percent increase to \$1.75 per diluted share.

RPM's industrial segment sales were up 12.6 percent, to \$2.4 billion from \$2.1 billion in fiscal 2007. Acquisitions represented 3.7 percent of the increase, with organic growth accounting for 8.9 percent, including 3.9 percent in net foreign exchange gains. Particularly strong performance was reported by our Carboline, Stonhard, Dryvit and Tremco Roofing businesses. Industrial segment EBIT (earnings before interest and taxes) increased 11.3 percent to \$261.7 million from \$235.1 million in fiscal 2007.

Consumer segment sales for fiscal 2008 were \$1.3 billion, up 3.2 percent from \$1.2 billion a year ago, all of which was organic. The increase included a 1.6 percent net foreign exchange gain, while acquisitions less divestitures were a negative 0.2 percent, reflecting the sale of our Bondo subsidiary during the fiscal year. EBIT for the consumer segment improved 4.4 percent, to \$161.2 million in fiscal 2008 from \$154.4 million. These positive results were in sharp contrast to our consumer company competitors, most of whom are reporting significant declines in both sales and earnings to their investors.

These positive results were in sharp contrast to our consumer company competitors.

Asbestos Adjustment Addresses Potential Claims for 20 Years

At the end of fiscal 2006, RPM took a \$321 million non-cash charge against earnings following a comprehensive third-party review of potential future asbestos-related liabilities. This charge was expected to cover these liabilities for approximately 10 years. In looking at our trends and with more experience in hand, we were better able to project our future asbestos exposure over a longer period. As a result, RPM took another non-cash adjustment for future asbestos-related liabilities of \$288 million at the end of fiscal 2008. This additional charge, coupled with the \$272 million remaining of the fiscal 2006 accrual, is expected to cover asbestos costs for 20 years.

Financial Highlights


Net Sales
In millions
$3900
3600
3300
3000
2700
2400
2100
1800
1500
1200
900
600
300
0
98 99 00 01 02 03 04 05 06 07 08


Net Income*
In millions
$240
220
200
180
160
140
120
100
80
60
40
20
0
98 99 00 01 02 03 04 05 06 07 08


Diluted Earnings*
Per share
$1.80
1.50
1.20
0.90
0.60
0.30
0
98 99 00 01 02 03 04 05 06 07 08

* Excluding asbestos charges of \$140.0 million (\$87.5 million after-tax) in 2003, \$78.0 million (\$49.5 million after-tax) in 2005, \$380.0 million (\$244.3 million after-tax) in 2006 and \$288.1 million (\$185.1 million after-tax) in 2008. Excluding asbestos-related insurance settlement of \$15.0 million (\$9.7 million after-tax) in 2007.

Solid Financial Performance

Year Ended May 31	2008[1]	2007[2]	2006[3]
Net sales	**$3,643.8**	$3,338.8	$ 3,008.3
Asbestos charges (income)	**$ 288.1**	$ (15.0)	$ 380.0
Income (loss) before taxes	**$ 39.1**	$ 307.5	$ (122.5)
Net income (loss)	**$ 47.7**	$ 208.3	$ (76.2)
Return on sales	**1.3%**	6.2%	(2.5)%
Return on stockholders' equity	**4.3%**	20.7%	(7.8)%
Diluted earnings (loss) per common share	**$ 0.39**	$ 1.64	$ (0.65)
Cash dividends per share	**$ 0.745**	$ 0.685	$ 0.630

[1] Excluding the impact of $288.1 million ($185.1 million after-tax) asbestos charges, income before income taxes would have been $327.2 million; net income, $232.8 million; return on sales, 6.4%; return on stockholders' equity, 19.4% and diluted earnings per share, $1.81.

[2] Excluding the impact of $15.0 million ($9.7 million after-tax) asbestos-related insurance settlement, income before income taxes would have been $292.5 million; net income, $198.6 million; return on sales, 5.9%; return on stockholders' equity, 17.7% and diluted earnings per share, $1.57.

[3] Excluding the impact of $380.0 million ($244.3 million after-tax) asbestos charges, income before income taxes would have been $257.5 million; net income, $168.1 million; return on sales, 5.6%; return on stockholders' equity, 14.9% and diluted earnings per share, $1.35.

See Note I to the Consolidated Financial Statements for discussion. Management believes that the inclusion of this non-GAAP financial data provides investors with additional insight into pertinent performance measures of the business, and that it should be viewed as supplemental data, rather than as substitutes or alternatives to GAAP measures of performance.

We continue to be encouraged by the decline in new case filings, the increase in resolution of prior cases and dismissal rates for questionable claims. Moreover, we are awaiting the judge's ruling in our lawsuit against insurance carriers to recover both past and future asbestos costs. Should we be successful in this lawsuit, our balance sheet and cash flows statements will be strengthened by the amounts recovered.

Over the last five years, including the latest asbestos liability charge, we have expensed nearly $900 million through our income statement and, as a result of our dispute with insurance carriers, used roughly $330 million of our cash flow in addressing the asbestos situation. Despite these huge numbers, as a result of good capital structure management and the tremendous cash flow generation from the RPM operations, our financial condition is as strong as it has ever been – a testament to the resiliency and strength of our company.

The asbestos issue is discussed in depth in the financial section of this annual report, including Management's Discussion and Analysis on page 22 and Note I to the Consolidated Financial Statements, which is on page 57. Its impact on RPM and America's manufacturing base is also covered in my commentary on page 6.

We are encouraged with the accelerating pace of acquisition opportunities we are evaluating.

Healthy Cash Flow Prompts 34th Consecutive Year of Dividend Increases

The financial strength of RPM is perhaps best represented by our continued strong cash flow generation. Including the higher asbestos cash costs in fiscal 2008, after-tax cash from operations grew 16 percent to a record $235 million.

Based on our healthy cash flow and highly positive operating results, the board of directors increased the cash dividend on common stock for the 34th consecutive year on October 4, 2007. The 8.6 percent increase, to $0.19 from $0.175, results in a yield of more than 3 percent, based on recent stock price history.

Acquisition Pace Accelerates

Our strong cash flow and borrowing capacity allowed us to continue RPM's well-recognized acquisition program in fiscal 2008. We acquired nine businesses producing a total of nearly $200 million in annual revenue.

Moreover, we are encouraged with the accelerating pace of acquisition opportunities we are evaluating. The tightening of credit markets has dampened the ability of financial buyers to use extremely high leverage to pay higher multiples for businesses, which works to the favor of strategic buyers like RPM. We expect, in the coming years, to be able to pursue larger transactions at more reasonable historic values and continue to complete small- and medium-sized deals that bring new products and new management teams to the family of RPM companies.

Strong Balance Sheet to Aid Acquisitions

The net (of cash) debt-to-total capital ratio at year-end improved to 42.6 percent, towards the low range of our historic norms. Subsequent to year-end, we announced on June 13, 2008 a call for redemption of all of RPM's outstanding Senior Convertible

Notes due May 13, 2033. On July 14, 2008, as anticipated, virtually all noteholders chose to redeem their holdings for RPM stock resulting in the conversion of this debt to equity. From a balance sheet standpoint, the conversion improved our net (of cash) debt-to-capital ratio to 35.0 percent on a pro-forma basis.

At year-end, our available liquidity – defined as long-term committed, but unused, credit facilities plus cash – totaled $626 million. This liquidity, our ongoing ability to generate cash, plus our long-standing reputation as "the best home for entrepreneurial companies in our industry," put us in a highly favorable position for acquisitions, particularly in this difficult credit environment.

For more information on RPM's financial condition, refer to the article by Kelly Tompkins, RPM executive vice president - administration and chief financial officer, on page 10, as well as the financial statements that begin on page 21.

New Director Adds International Perspective

We announced, on January 24, 2008, the appointment of retired U.S. Army General John P. Abizaid to RPM's board of directors and with it the expansion of the board size to 13. Gen. Abizaid retired from the Army in 2007 following 34 years of service, during which he rose from an infantry platoon leader to become a four-star general and the longest serving commander of U.S. Central Command. During a distinguished military career, his assignments ranged from infantry combat to delicate international negotiations.

> **His unique perspective on leadership and range of international experiences will serve RPM well in our efforts to grow our businesses globally.**

A graduate of the U.S. Military Academy, John also holds a master of arts degree in Middle Eastern studies from Harvard University and received an Olmsted Scholarship at the University of Jordan, Amman. His unique perspective on leadership and range of international experiences will serve RPM well in our efforts to grow our businesses globally.



An Eng[illegible]ng Editorial

What's Stifling American Manufacturing?



by Frank C. Sullivan

As this annual report is being mailed, America is entering the heart of election season. Politicians from both parties are wringing their hands over severe challenges in the economy. Certain to be missing from the many solutions being suggested to fix our current economic problems are two things that could do much to support America's vital manufacturing sector.

One is the reduction of burdensome regulations that hamper America's ability to compete on a global basis. American manufacturers are hamstrung by much of the regulations surrounding the Sarbanes-Oxley Act, which were inspired by financial market shenanigans perpetuated by a handful of companies like Enron and WorldCom. What has five years of implementation of the overly burdensome Sarbanes-Oxley law done to head off today's financial crisis? Not much, as we learn while enduring our nation's worst financial and credit crisis in a generation. As Congress and government agencies write new regulations, they must also relook at minimizing or eliminating the existing burdensome regulatory regime that has done little or nothing to forestall yet another financial market disaster.

The second area is pursuit of meaningful tort reform that holds trial lawyers accountable for deliberate fraud in mass tort cases.

As you will note from our letter to shareholders, we are taking yet another sizable asbestos liability reserve charge bringing the total amount expensed through our income statement since 2004 to nearly $900 million.

As a reminder, RPM's asbestos liability is principally associated with a patch-and-repair product manufactured by our Bondex subsidiary or its predecessors. It was discontinued more than 30 years ago. Bondex sold a patch-and-repair product that had a mere one percent of its product category, and it was only sold in hardware stores. Significantly, this product did not have the commercial or industrial distribution that led to the sustained occupational-based asbestos exposure that is the proven cause of asbestos disease.

Today, most of RPM's asbestos liability costs are associated with people truly sick from asbestos disease. Yet, in more than 90 percent of our cases, these individuals had years of exposure to asbestos-based products on a daily basis in occupational settings, such as shipbuilding, insulation, boiler making and other areas. Unfortunately, for these individuals, the companies associated with the products that they used are either gone or in bankruptcy. Despite these facts, or perhaps because of them, plaintiffs are often coached to identify this small Bondex product as the cause of their illness. While it is believable that someone would remember their exposure to a product they used repeatedly on a daily basis over the lifetime of their work, it is inconceivable that somebody would remember going to a hardware store in the 1960's and buying a product for a small D-I-Y patch-and-repair project in their home. Yet, that is the basis for the nearly $900 million of charges that we have taken through RPM's income statement. There is a legal term for this coaching: "Subornation of Perjury," which is the crime of persuading another to commit perjury. According to Wikipedia, subornation of perjury "may be applied to an attorney who presents testimony or an affidavit the attorney knows is materially false to a judge or jury as if it were factual."

More than 80 American manufacturing companies have been put into bankruptcy because of asbestos lawsuits, and we now know that much of this was done on the basis of hundreds of thousands of fraudulent medical diagnoses. To quote one federal judge, these cases were "manufactured for money."

The subornation of perjury that happens regularly in asbestos cases against thousands of American companies, along side the now-revealed fraudulent medical diagnoses, must be addressed by Congress, prosecutors and by judges, who themselves, when aware of these activities, can put a halt to this pervasive corrosion in our justice system and its related destruction of what remains of America's mighty manufacturing base.

The American manufacturers still standing in many ways are the envy of the world. We have survived the competition from globalization and cheap offshore labor. We are here to stay – unless what remains of the vibrant American manufacturing base is driven away or killed by American legal and regulatory system self-inflicted wounds. RPM

Corporate Management Team Enhanced

On October 4, 2007, we announced the promotions of four executives to vice president. They include:

- Russell L. Gordon to vice president - corporate planning. Previously director of corporate planning, Rusty joined RPM in 1995 after serving in various financial analysis positions with Goodrich Corporation.
- Janeen B. Kastner to vice president - corporate benefits and risk management. Most recently director of human resources and administration, Janeen joined RPM in 1997 from Watson Wyatt & Company where she was a benefits consultant.
- Randell McShepard to vice president - public affairs. Randy had been director of community relations since joining RPM in 2001. He was previously executive director of City Year Cleveland, and held positions with the Cleveland Bicentennial Commission and Vocational Guidance Services.
- Thomas C. Sullivan, Jr., to vice president - corporate development. Tom served in various sales and management capacities with RPM subsidiaries from 1987 until 2003 (including a three-year position in Asia), when he joined the corporate office as director of corporate development.

I am extremely proud of the dedicated and capable leadership team we have assembled at RPM headquarters.

Also augmenting the corporate development team under the direction of Steve Knoop, senior vice president, is John F. Kramer, who joined RPM as vice president - corporate development on November 15, 2007. He previously was senior corporate counsel at The Sherwin-Williams Company, where he managed the legal aspects of its international acquisitions and divestitures.

Subsequent to year-end, we announced two significant changes in RPM's finance department. P. Kelly Tompkins, executive vice president and chief administrative officer since 2006, assumed the additional duties of chief financial officer on June 23, 2008. In this capacity, he succeeded Ernest P. Thomas, chief financial officer since August 2007, who left the company to pursue other business interests. Prior to becoming chief administrative officer with responsibility for all of RPM's finance, legal and communication functions, including investor relations, Kelly was senior vice president, general counsel and secretary. He joined RPM in 1996.

On July 1, 2008, Barry M. Slifstein joined RPM as vice president and controller, succeeding Robert L. Matejka, who had been acting in that capacity prior to his retirement and who had served as chief financial officer until August 2007. Barry comes to RPM from our DAP Products Inc. operating group, where he had been vice president of finance, chief financial officer and treasurer. Prior to joining DAP in 1999, he had served in financial management positions at three pharmaceutical companies.

Leadership is critical to growing any business, and I am extremely proud of the dedicated and capable leadership team we have assembled at RPM headquarters.

Fiscal 2009 Outlook Anticipates Modest Sales and Earnings Growth

At RPM, we are especially proud of our annual planning process, which Ron Rice, executive vice president and chief operating officer, describes in depth in his article on page 12. At present, the combination of plans from our operating units anticipates modest single-digit growth in both revenues and net income for fiscal 2009, which would result in RPM continuing to outperform our industry.

While we expect pre-tax income to mirror revenue growth, we will return to more normalized tax rates in fiscal 2009, which will result in net income slightly lagging revenue growth. This outlook for the coming year excludes the affect of future acquisitions, though we fully expect to add new companies and product lines to RPM in fiscal 2009.

Great companies find a way to win regardless of the challenges they face.

Great companies find a way to win regardless of the challenges they face. And, while we believe that the corporate-led strategies you will read about in this annual report – the balance between consumer and industrial businesses, internal and acquisition growth, and expansion into international markets – are a vital part of our success, the real secret to RPM's ability to grow in any environment is the leadership at each one of our nearly 50 independent operating company units. These leaders and their teams of dedicated employees find a way to win each and every year and they will do so again in 2009.

We are most grateful for our customers' confidence and business, and are committed to continuing to add value as we partner, not only to survive, but thrive, in these challenging times. Lastly, to our shareholders, we are grateful that you have entrusted your capital to us. I believe that our 2008 results and the stock price performance charts on the inside front cover are proof that we have used it well. Rest assured that we are committed to generating another year of growth and positive returns on your investment.

Very truly yours,

Frank C. Sullivan
President and Chief Executive Officer

August 20, 2008

ACQUISITION NEWS

RPM 'Seals' Deals

Coatings and Sealants Company Completes Nine Acquisitions During FY08



2



1



3



4

August 20, 2008 – Cleveland, OH – Acquisitions are a key component of RPM's business strategy and typically are expected to generate about half of the company's annual sales growth. Over the past 10 years, RPM has acquired more than 44 businesses. During fiscal 2008, RPM kept up the rapid pace and acquired nine companies generating $200 million in combined sales. Six were of businesses outside North America, which will further expand RPM's global footprint. As the domestic economy cools, this is an important strategic move that will help sustain the company's consistent growth.



5



6

Key Fiscal-Year 2008 Acquisitions

Increte Systems (United States)
Date Acquired: March 11, 2008
Sales: $15 million

Flowcrete Group (United Kingdom)
Date Acquired: April 7, 2008
Sales: $85 million

Star Maling Group (Norway)
Date Acquired: September 25, 2007
Sales: $30 million

Productos Cave S.A. (Chile)
Date Acquired: December 6, 2007
Sales: $6 Million

Finnaren & Haley (United States) (marine and industrial assets)
Date Acquired: June 1, 2007
Sales: $10 million

Prosytec SAS (France)
Date Acquired: March 5, 2008
Sales: $39 million

1 Increte Solidifies Bond with Euclid Chemical • Increte, as the leading U.S. manufacturer of decorative concrete systems, is expected to solidify a strong bond within The Euclid Chemical Company, a manufacturer of concrete admixtures and a wholly owned subsidiary of RPM. Increte's concrete systems economically recreate the look of natural stone, wood, tile, brick and pavers. One current project is Visitor Experience at the Cliffs of Moher, Ireland's top tourist attraction.

2 Flowcrete Floors Its Customers • Flowcrete serves "the world at your feet" with a wide range of decorative and high-performance resin flooring systems. Sold to applicators, contractors and end users, its products are predominately used in manufacturing plants, stadiums, schools, hospitals, parking decks and other industrial or commercial environments that require lasting, decorative seamless systems. Based in England, Flowcrete has grown aggressively in Europe and Asia. Among its recent applications is an epoxy terrazzo floor at the heavily trafficked Disneyland Hong Kong, which annually entertains millions of visitors.

3 Star Maling Sets Sail with Carboline • A joint venture partner since 1972, Star Maling was acquired by RPM's StonCor Group and will be complementary to its Carboline corrosion coatings business. Star Maling is a leading manufacturer and marketer of specialty coatings for industrial and offshore/marine applications in Scandinavia. It offers coatings solutions predominately for the petrochemical, offshore drilling and marine markets. The Star Maling acquisition expands the range of Carboline's customized coating solutions for harsh environmental conditions and strengthens its global presence and support of multinational customers. Additionally, it will complement the technical capacity and expertise of StonCor Group's European organization and broaden the distribution of its Stonhard and Fibergrate product lines into the Scandinavian market.



4 Latin American Reach Expanded by Productos Cave • Productos Cave S.A., headquartered in Santiago, Chile, is a premier manufacturer of high-performance restoration, waterproofing and concrete admixture products for various segments of the concrete and masonry construction industry. Acquired by Euclid Chemical, Productos Cave expands Euclid's geographic reach throughout Latin America and complements its other operations in Mexico, Colombia and Central America. Currently under way is the application of Productos Cave's products to the Osorno Hotel and Casino, a 700,000-square-foot project being constructed in southern Chile.

5 Carboline Lands F&H Marine and Industrial Assets • Carboline strengthened its position as a leading supplier of specialty marine coatings with the acquisition of the marine and industrial assets of Finnaren & Haley. Its products are sold throughout the U.S. and internationally, and consist of a full line of new construction and maintenance coatings for tug boats, barges, work boats, U.S. government vessels and other shipyard customers. With the acquisition of Finnaren & Haley's marine and industrial assets, Carboline further expands its product line and sales organization serving national marine owners and shipyards.

6 Tremco illbruck Seals Prosytec Deal • Tremco illbruck International, the European operating platform of RPM's Tremco business, purchased Prosytec SAS from a subsidiary of Goodrich Corporation. Prosytec, a leading provider of sealants for the construction and window assembly markets in southern and eastern Europe, is headquartered in Paris. It had been a long-time partner of Tremco and served major European markets under a licensing arrangement since 1997. One marquee project is the structural silicone on the glass pyramids at the world-renowned Louvre Museum in Paris. The addition of Prosytec enhances Tremco's already strong sealants business in Europe.


Flexibility



by guest columnist
P. Kelly Tompkins
Executive Vice President – Administration and Chief Financial Officer

Financial management at RPM starts with several fundamental goals:

- Align RPM's overall capital structure with key strategic and operational objectives;
- Maintain and enhance access to capital on a worldwide basis at the lowest cost to fund both internal growth initiatives and external growth through acquisitions;
- Strategically and proactively anticipate, respond to and manage external threats, challenges and opportunities to protect assets, cash flow and income through prudent risk management;
- Ensure the company has adequate liquidity to meet its short- and long-term obligations; and
- Fund a cash dividend that is anticipated to grow every year. Since the end of fiscal 2001, our cash dividend has increased 49.7 percent, while the payout ratio has declined from 80.4 percent to 38.9 percent, after adjustment for asbestos items.

Investors who have not taken an in-depth look at RPM's balance sheet for a few years may be favorably surprised by the advances the company has made in its overall capital structure, liquidity and financial flexibility to address both large and small acquisition opportunities. Strong performance by RPM's operating companies have allowed the company to fund a consistently increasing cash dividend and, since fiscal 2004, absorb some $331 million in asbestos liability cash costs, while achieving these significant improvements in overall financial structure.

An Improved, More Resilient Capital Structure

Over the past few years, RPM's capital structure has shifted from its historic reliance on floating rate bank debt with short maturities to emphasize longer term fixed rate public debt with more balanced and manageable maturity profiles. For example, this past February, we sold $250 million of 6.50 percent Notes due 2018, with some $150 million of those proceeds used to retire short-term bank borrowings.


Debt Structure
Variable
Fixed Rate
49%
51%
2007
30%
70%
2008


Cash Dividends Per Share
Dollars
$0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
03 04 05 06 07 08

During the 2007 fiscal year, RPM's wholly owned subsidiary, RPM United Kingdom G.P., sold $150 million in Senior Unsecured Notes due 2015. Carrying an interest rate of 6.7 percent, these notes were used primarily to retire short-term debt used to finance the fiscal 2006 acquisition of illbruck Sealant Systems.

Of the company's $1.1 billion in long-term debt as of May 31, 2008, about 70 percent is fixed rate. Further, RPM's net (of cash) debt-to-total capitalization ratio was 42.6 percent, which is at the low end of our historic norms. On a pro-forma basis, this ratio further improved to 35.0 percent as a result of redemption of our Senior Convertible Notes Due May 13, 2033 in July 2008.

Adding brilliant, sparkling shimmer to the interior dome of the Oklahoma State Capital building (left) in Oklahoma City are 20 different metallic paints from Modern Masters' Metallic Paint Collection.

Creditworthiness Improves

In January 2008, both Standard & Poor's and Moody's Investor Services upgraded their outlook on RPM's credit rating to positive and stable, respectively. We also secured comparable ratings from Fitch Ratings Ltd. This improvement in our ratings, coupled with the stability of our businesses and strong cash flow, was reflected in the February 2008 bond issue, which was over-subscribed in a very challenging capital market.

Steady performance by our operations, including strong cash flow generation, along with a demonstrated ability to effectively manage the asbestos challenge, has resulted in a more resilient capital structure and given us wide access to capital markets on favorable terms.

In a tough credit market environment, it is crucial to maintain a broad base of capital market partners. Through the excellent work of our finance team, RPM has been able to maintain a diverse group of banking partners, including investment banks, regional banks and foreign banks, each of which brings its particular expertise and capabilities to RPM's needs.

Plenty of "Dry Powder" Available

Entering fiscal 2009, RPM has $626 million in liquidity, including a $400 million revolving credit facility, an accounts receivable facility of $125 million and cash from our operations. Outside the U.S., we have recently put in place a cash pooling program to more efficiently access and optimally use our significant cash flow in Canada and Europe to fund day-to-day operating needs, reduce debt or support acquisitions.

Ultimately, our goal is to make sure that RPM has plenty of "dry powder" available to pursue acquisition opportunities around the world. Our low debt-to-capitalization ratio also creates the possibility of additional borrowing to support a larger acquisition, along with the flexibility of using equity-based financing when appropriate. This strong financial position puts RPM in great shape to meet the challenges and opportunities of the coming years. RPM

Planning Primer

Building a Model for Internal Grow








EPOXY
GARAGE FLOOR COATING
THE ULTIMATE GARAGE FLOOR
RUST-OLEUM
stopping rust is just the start!



by guest columnist
Ronald A. Rice
Executive Vice President and Chief Operating Officer

For the past several years, RPM's organic growth has been about three times the average growth rate of the coatings industry, which pretty much mirrors overall economic growth. This has not happened by accident, but rather through a rigorous planning process that is ingrained in the RPM culture, and involves separate business plans for nearly 50 operating units.

Fiscal 2009 marks the 30th year since formal planning was initiated at RPM, at the instigation of three outside directors of the then-$100 million dollar company. For much of that time, internal growth plans were very conservative, short-term oriented and very much bottom-line focused.

Certain hallmarks of early plans remain integral to the process today, including:

- A "no surprises" culture and the establishment of a platform for ongoing and frequent communication between operating units and the corporate office;
- Development of a tiered plan, whereby pre-determined actions occur immediately if profit targets are missed;
- A "bottom-up" process where those responsible for developing the plan are also responsible for its execution;
- Arriving at goals that are mutually agreeable and commonly shared by the operating unit and the corporate office; and
- Planning down to the business unit level, where unique, smaller entrepreneurial businesses don't get lost within larger operating platforms.

Above all, the key to the successful planning process has been a culture where meeting the plan commitment is of paramount importance. As a result,

- Prior to commencement of plan year, much analytical work is required to ensure that the many assumptions providing the foundation to the detailed plan are realistic, not too conservative nor overly optimistic.
- During the plan year, management maintains a "laser-like" focus on meeting plan. While industry and economic conditions change, the plan doesn't. Thus, operating management must react swiftly in order to succeed.

Revenue Growth Added to Traditional Bottom-Line Focus

At RPM, the primary purpose of planning is to successfully identify and implement solid investment opportunities. Of course, one of the main objectives of budgeting is to control spending, and this is a daily focus throughout the company. However, our planning process has evolved to a more balanced approach that better fosters long-term internal growth by avoiding "self-liquidation" of our high-potential businesses.

The Bridge of Life (above, top), a museum of biodiversity being constructed in Panama, will tell the story of life itself. Designed by world-renowned architect Frank O. Gehry, the building will be located on the Pacific entrance to the Panama Canal. It will be nestled between Panama City, the ocean and the rainforest. Products from Euclid Chemical and Tremco will provide waterproofing to various aspects of the unique structure.

Building on successful prior advertising initiatives (above, lower), Rust-Oleum, DAP and Zinsser will rely on creative television advertisements to introduce new products to consumers and drive sales.

In the spring of 2000, RPM conducted our first Growth & Strategy Conference, where we broadened the planning process to address new market opportunities in addition to the customary and continuing emphasis on bottom-line results. This conference has since been expanded into a two-week long series of meetings with operating companies where they present their ideas for revenue growth to both corporate leaders and other operating company executives, and seek funding for these initiatives. Through the Growth & Strategy Conferences, we also identify the most important growth initiatives, directly link them into our planning process and protect them from spending cuts should these be warranted by deteriorating economic conditions.

Historically, RPM had been more aggressive in acquisitions than it had been in developing organic growth opportunities. We now recognize that a well-conceived internal growth investment can have equal, if not greater, value to RPM than a well-planned acquisition of a new company or product line. Critical components of the internal growth process include analyzing the market dynamics and competitive landscape of the opportunity, as well as evaluating spending needs and associated returns. At the same time, we foster inter-company cooperation in manufacturing, purchasing and information sharing, which assists in funding growth.

Outcomes Boost Top and Bottom Line

At about the same time as the Growth & Strategy conferences began, we also introduced a new form of operating company management incentive designed to reward incremental growth, called CANE (capital adjusted net earnings). Rather than evaluating business unit performance on operating profit alone, we also look at the cost of capital associated with developing that operating profit. As a result, the planning process at RPM reinforces our traditional bottom line-mindset, but at the same time incorporates a cost of capital component into it.



Two "home runs" resulting from this process include Tremco's roofing services business and Rust-Oleum's garage and basement floor coating business, EpoxyShield. These two businesses produced more than $250 million of profitable revenue for RPM in fiscal 2008 from a miniscule base five years ago. Another "home run" from a Growth & Strategy investment is Euclid Chemical's geographic expansion, which has been instrumental in doubling Euclid's sales over the last four years.

Other growth initiatives involve investing in a strengthened sales and service capability. For example, most of our industrial businesses have direct sales forces that are extremely knowledgeable about their products and perform after-sale services as well. Two years ago, Stonhard came to the Growth & Strategy sessions with the idea of creating a construction management group to oversee installations on big jobs, thereby freeing up its direct sales force to do more selling, versus providing the necessary oversight on current projects. The result has been a sharp boost in Stonhard sales and an increase in customer satisfaction. The combination of long-standing relationships, a knowledgeable sales force and more efficient project management equates to an even stronger competitive advantage. This program has had such great success that we are in the process of rolling it out to other appropriate industrial business units, both in the U.S. and Europe.

With our consumer businesses, we have seen the tremendous sales impact that television advertising, properly planned and executed, can bring, assuming we have the distribution in place to support it. Rust-Oleum, DAP and Zinsser are all investing heavily in increased television ad schedules to support both new innovations and existing products. Although many parts of the consumer market are weak right now, we know that we are gaining market share in sizeable increments, and in categories where flat or declining sales presently exist, our performance is well above the competition.

Fundamental to RPM's performance is a culture of growth, the key element of which is our planning process. It is via this process that RPM is able to manage a global, decentralized organization with a small corporate staff, thereby maintaining our unique entrepreneurial operating philosophy, which is critical to our continued success. RPM

Tremco made history with the installation of the only vegetated roof system on a presidential library in the United States. Created for the William J. Clinton Presidential Library (above, left) in Little Rock, AR, the roof's insulating properties and ability to reuse rainwater reduce the building's energy usage.


UNIVERSAL
ALL-SURFACE PAINT

A hallmark of RPM is the balance of its structure, strategy and markets, each of which has allowed it to continuously dispense high-gloss growth regardless of economic conditions – whether they be bright or dull.

Here's how RPM does it.

Balanced *to* GROW



Universal Has It Covered from Any Direction (above)
Rust-Oleum has proven once again why it's the number one brand of small project paints with the introduction of Universal all-surface paint, "the best spray paint in the universe." Universal paint is the first all-surface spray paint specially formulated to work on diverse surfaces, including wood, plastic, metal, concrete, glass, vinyl and more. Plus, its advanced delivery system can spray from any angle – even upside down.

Going Sky-High with the World's Tallest Building
RPM's products are found on most of the world's significant edifices, and the world's tallest building is no exception. Currently under construction in the United Arab Emirates, Burj Dubai is expected to be 2,600 feet high when completed. Protecting its structural steel is Carbozinc 11, a corrosion resistant primer from Carboline. Various Tremco sealants, coatings and glazing products are also being utilized.



Balance is a key factor behind RPM's long-standing success – a balance between its industrial and consumer segments, supported by a diverse product mix primarily focused on maintenance and repair; a balance in its growth strategy, between its internal growth initiatives and a fine-tuned acquisition program; and a growing balance in the geographic markets it serves.

Balanced Structure

With nearly 50 business units selling distinct branded products into a wide variety of end-use markets, RPM's structural balance between industrial and consumer businesses helps smooth the ebbs and flows of economic cycles.

RPM's industrial businesses generate approximately 65 percent of the company's annual revenue, and are made up of two types of product lines. The first has highly respected brands with a leading, but relatively small share of huge, fragmented global markets, providing virtually limitless growth opportunities. Examples include:

- Tremco roofing systems, ranging from traditional to photovoltaic and sustainable roofing, are used by institutions such as airports, hospitals, schools and universities where roofing integrity is a necessity;
- Tremco illbruck construction materials, including sealants, glazing and fireproofing products;
- Stonhard and Flowcrete polymer flooring systems, which provide decorative, cost-effective and functional flooring for industries such as food service, semiconductors, pharmaceutical, medical, entertainment and retail; and



Dryvit • Dryvit (above) is the original Exterior Insulation and Finish Systems (EIFS) manufacturer in the United States. Its Outsulation EIFS are an enormously popular cladding system in commercial and residential construction, offering a highly energy efficient, lightweight engineered cladding system with a vast array of finish options.

Rust-Oleum • Consumers can affordably redecorate their homes with fresh new looks by using Rust-Oleum small project paints. Transforming the furniture and decorative items in this family room (below) are a variety of products from Rust-Oleum's American Accents line.



- Carboline fireproofing and corrosion control coatings, which are used in the harshest environments. They protect coal power plants, water treatment facilities, petrochemical refineries, offshore oil platforms, bridges and marine vessels.

The other major category of industrial products typically has a dominant market share in a specialized niche market. They include:

- Dryvit Outsulation EIFS, the most energy-efficient commercial and residential cladding available. They offer the natural-looking beauty of stucco, brick, stone and more, often at a lower cost than traditional products;
- Pettit, Woolsey and Z-Spar pleasure marine coatings, including anti-foulants; and
- Day-Glo fluorescent colorants used in safety products, packaging and children's toys.

The consumer side of the company produces the remaining 35 percent of revenue. Its products are sold in most major home centers, mass merchants and hardware retailers across the country. Plus, they're found on nearly every garage or basement shelf in America. Leading brands include:

- Rust-Oleum small project paints for rust-preventative, decorative, specialty and general purposes;
- DAP caulks, sealants, construction adhesives, and patch and repair products;
- Zinsser primer-sealers and wallcovering preparation and removal products;
- Varathane interior wood stains and finishes;
- Wolman exterior wood care products for decks, fences, sheds and more; and
- Testor hobby, craft and toy products.


WHEN IT COMES TO PAINTING,
HE KNOWS
WHAT THE PROS KNOW.
A great paint job starts with Zinsser.
Just one coat of Bulls Eye 1-2-3® Primer hides dark colors, blocks stains and seals the surface so you start painting with a fresh canvas. You'll get truer colors and a more even sheen. And, the pros know that one coat of tinted Bulls Eye 1-2-3 and one coat of paint will look better — and last longer — than two coats of paint. It's no wonder it's the primer they prefer 2 to 1 over other brands. To paint like a pro, prime like a pro. Use Zinsser first. Visit zinsser.com.
ZINSSER
Bulls Eye
1·2·3
PRIMER
FOR ALL SURFACES
ZINSSER
QUALITY SINCE 1849
PREPARE FOR GREATNESS.™
©2008 ZINSSER CO., INC.
173 BELMONT DRIVE, SOMERSET, NJ 08875
An RPM Company



Stonhard • Stonhard is the world leader in high-performance seamless, polymer floors, which are available in a wide variety of finishes (below, lower). They provide both protective and decorative qualities that are ideal for this middle school library (below, top), as well as chemical processing, healthcare, transportation, public spaces, pharmaceutical, electronics, food and beverage, industrial and commercial environments.

Many of RPM's business units are still run by the original owner, founder or second- or third-generation family members. This guarantees that RPM leaders bring both expertise and passion to drive their organizations, which results in a winning culture that breeds growth. It is this entrepreneurial structure and approach that allow RPM to respond to changing market conditions and customer needs quickly. In the current economic environment, RPM's smaller, more market-focused business units are an advantage, versus some of its larger, more integrated peers.







Carboline • Infrastructure projects including highways and bridges have long relied on Carboline's high-performance corrosion control coatings to keep them safe and in service. The Bay Bridge (above), which spans the San Francisco Bay and carries approximately 280,000 vehicles daily, is protected by Carboline.

Day-Glo • Helping food and beverage products to pop off retailers shelves are Day-Glo's GloPrill fluorescent colorants (above, middle), which recently earned approval from the FDA to be used in packaging for foodstuffs.

Tremco Sealants • Tremco provides sealants and weatherproofing products to major commercial construction projects around the world, including the Princess Hotel Riviera Maya (above, right) in Mexico where it provided waterproofing to the resort's artificial lakes.

Fibergrate • Fibergrate's fiberglass reinforced plastic grating is often used in industrial and commercial environments. Their slip-resistance and low-maintenance qualities also make them ideal for recreational applications such as piers and decks (middle), foot bridges, park equipment, showers and pools.

ValvTect • Skyrocketing gasoline prices have created greater demand for ValvTect's line of high-performance diesel and gasoline additives (right), which help to improve fuel economy, provide peak engine performance and extend engine life.





Product Diversity

Emanating from the companies in RPM's two segments is a diverse portfolio made up of more than 800 brand-name products. Many hold the primary position, in terms of sales and market share, in the markets they serve. When it comes to their businesses and homes, both industry and consumers rely upon RPM products for maintenance and repair, protection from the elements, improved energy efficiency and beautification.

Exemplifying the maintenance and repair nature of RPM's many products is Carboline. Its coatings are heavily used to keep infrastructure items in service, such as bridges and highways. An increasingly important market for Carboline is water infrastructure, where expenditures on maintenance and repair are estimated to be $350 billion over the next 20 years.

When it comes to protection, Kop-Coat gets to the core with its environmentally responsible, patented Tru-Core wood treatment system. It completely permeates the wood, unlike conventional pressure treating, providing protection from decay, insects and mold.

With increasing costs for gas and oil, energy efficiency is becoming top of mind and many RPM companies are providing solutions to energy challenges. On the forefront is Tremco Roofing and Building Maintenance. It was selected as a cool roof supplier to the Clinton Climate Initiative, which is dedicated to combating global climate change. Other examples include ValvTect's fuel additives that improve mileage on diesel-fueled trucks, Kemrock's wind turbine blades and components, and DAP's Living Green Building Green web site that offers tips for conserving energy.

Numerous RPM products also help to beautify homes and workplaces. Leading the charge is Rust-Oleum with new products including a water-based brushable paint, a dual-tone hammered metal paint and its EpoxyShield line of driveway coatings with a three-to-five year life. Varathane has introduced Foam Stain. Perfect for inside use, it eliminates mess, is low odor and can be quickly applied to doors, cabinets and trim.

Internal Growth

RPM sustains its continuous growth in two ways – internally and through acquisitions. RPM's internal growth results from new or improved formulations, innovative delivery systems and packaging, marketing programs, ventures into service offerings and expansion into new markets.

RPM/Belgium • The industrial flooring and specialty waterproofing systems of RPM/Belgium are used for a wide range of applications, including the balconies on this residential building in Virum, Denmark (below, left), which are protected by its Vulkem Quick balcony system.

Euclid Chemical • Specification of Euclid Chemical's concrete and masonry products is growing in international markets, as well as in its own back yard where Cleveland State University utilized Euclid's TUF-STRAND SF fiber for the concrete work of the school's Rhodes Tower Plaza. The job earned "Project of the Month" accolades from *Concrete Construction Magazine*.












GOLDEN HAMMER
AWARD


DAP
ADVANCED SEALANTS

One new product line now hitting the consumer market is DAP 3.0 advanced sealants, which provide superior adhesion and flexibility and addresses five distinct uses including kitchens and baths, gutters and flashing, blacktop and roofs, concrete and mortar, and all purpose. Formulated with Kwik Dry Technology, they are ready for exposure to moisture in just three hours, compared to 24 hours for conventional caulks. Professional and D-I-Y users are quickly embracing this product because it minimizes downtime.

Complementing RPM's many new products are innovative delivery systems and packaging that improve the end-user experience. Rust-Oleum Universal, a new, all-surface spray paint, is a prime example of innovative delivery systems with its 360-degree spray, ergonomic design and unique drip guard.

RPM's operating units are also expanding their reach into new markets, such as food and beverage. Mantrose-Haeuser's NatureSeal product is now used by 200 food processors in 30 countries to extend the life of fresh-cut produce. In addition, Day-Glo's GloPrill fluorescent colorants have been approved by the FDA for food applications and its thermochromatic colorants, which change color with the temperature, are being used on a leading beer producer's bottle labels to indicate when the beer is properly chilled.

Acquisition Growth

Acquisitions also fuel RPM's growth. Over the last 30 years, RPM has completed more than 100 acquisitions; nearly half of them made during the last decade. In its quest for acquisition candidates, RPM seeks three types of businesses: entrepreneurial, synergistic and strategic. Entrepreneurial targets are typically family-run with strong management teams and industry-leading brands. Synergistic acquisitions are of bolt-on product lines that can be assimilated into RPM's existing operations. Strategic platforms are significant in size and geographic reach. All are expected to be earnings accretive and cash flow positive within one year as well as to bring leading brands and technologies to the family of RPM companies.

Domestic and International Expansion

RPM's businesses operate from a position of strength in the markets they serve. Its consumer companies are leaders in North America. Rust-Oleum holds the number one position for brand recognition and market share in the U.S. and Canada in small-project paints, including the rust-preventative, decorative, specialty and professional segments. DAP is the leader in

Modern Masters • Among Modern Masters' line of high-end, decorative paint products is ShimmerStone (far left, top) tintable architectural coating, which produces a shimmering effect with luminous undertones.

NatureSeal • The formulations of NatureSeal help fresh-cut fruit and vegetables maintain their natural taste, texture and color (top, center). Originally developed for apples and pears, NatureSeal's products now treat everything from avocados and carrots to potatoes and papayas.

Wolman • Wolman's wood care products, such as DuraStain wood stain (above), prepare, restore and beautify exterior wood structures including decks, fences and sheds. Its stains and other products are consistently the top choice among America's wood care contractors.

Pettit/Woolsey/Z-Spar • Comprising a complete line of high-performance marine coatings are antifoulant bottom paints, topside paints and varnishes that are marketed under the Pettit, Woolsey, Z-Spar and Vivid brand names (far left, bottom).

DAP • The future of caulking technology is the recently introduced DAP 3.0 advanced sealants (left, center), which provide superior paintability, flexibility and dependability. In 2008, DAP earned its sixth Golden Hammer Award this century, as chosen by America's top 500 home center retailers.

Rust-Oleum • A current addition to Rust-Oleum's lineup of specialty paints and coatings are concrete stains (below), which add vibrant, natural color to smooth or porous concrete, stone or masonry.



brand recognition and market share in North America for home improvement latex caulks and sealants, and patch and repair products. Zinsser is the brand recognition and market share leader in the U.S. for specialty primers and sealers, and wallcovering preparation and removal products.

RPM's industrial businesses are also brand and market share leaders in both domestic and global markets. Tremco leads North America in high-end institutional roofing and is among the world's leading suppliers of construction sealants and waterproofing products. Stonhard and Flowcrete combine to be the top supplier of high-performance polymer flooring in the world. Carboline is a global leader in corrosion control and fireproofing coatings. Day-Glo holds the top post in fluorescent colorants.

units that will stay in place and run their businesses as part of RPM. The corporate headquarters then works with them to build their businesses through investments, internal growth and product line acquisitions.

One such initiative is Rust-Oleum's plan to expand into the European consumer market, starting with a line of consumer products in the United Kingdom. Outside the U.S., the Rust-Oleum brand has generally only served industrial markets. Providing the platform for the launch is its U.K.-based Tor Coatings business, which Rust-Oleum acquired in fiscal 2007. Tor has primarily served industrial markets, but has some experience on the consumer side of the business with its Blackfriars line of products and is getting added tactical and practical counsel from Rust-Oleum.





Zinsser • Perfect for kitchens and bathrooms, Zinsser's Perma-White interior paint (above, left) is guaranteed to prevent the growth of mold and mildew on the paint film for at least five years.

Rust-Oleum • Consumers can create their own customized space for messages, artwork or fun with specialty coatings from Rust-Oleum that produce surfaces for chalk (above, right), magnets and dry-erase markers.

While RPM continues to grab share and enter new markets domestically, it is also focusing greater attention abroad. As borders disappear in today's global economy, international expansion is vitally important to RPM. With an estimated $170 billion global market for its products, there are vast opportunities for growth. RPM is seizing these opportunities by rapidly growing its presence in established European economies and emerging markets such as China, India and Latin America. This international expansion is transforming RPM from being an American business with some international presence to becoming a more global company.

RPM's business structure is well suited for such a transformation. Key is its ability to act globally, but think locally. This comes naturally, because it is how RPM has pursued acquisitions throughout its entire history. Its corporate office, small by design in number of personnel, is dependent upon strong management teams at its operating

The Value of 168

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Annual Report

Financial Section Contents

See Our Special Fold-Out Cover for Selected Financial Data

Management's Discussion and Analysis of Results of Operations and Financial Condition

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our asbestos liability; allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, including legal settlements, may differ materially from our estimates.

We have identified below the accounting policies and estimates that are the most critical to our financial statements.

Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term, construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term, construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its local currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar continues to weaken, we will continue to reflect the resulting gains as a component of accumulated other comprehensive income. Conversely, if the U.S. dollar were to strengthen, foreign exchange translation losses could result, which would negatively impact accumulated other comprehensive income. Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determined that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for any such changes.

As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans, on a consolidated basis, are treated as being analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.

Goodwill

We apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. We also apply the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill be tested at least on an annual basis, or more frequently as impairment indicators arise, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, or one level below our operating segments. We have elected to perform our annual required impairment tests, which involve the use of estimates related to the fair market values of the reporting units with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market values of reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market value indicators and discounted future cash flows to the respective reporting unit's annual projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate, and, if impaired, these balances would be written down to fair value. Our cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Losses, if any, resulting from goodwill impairment tests would be reflected in pre-tax income in our income statement. We have not incurred any such impairment losses to date.

Other Long-Lived Assets

We assess identifiable, non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying values of these assets may not be recoverable over their estimated remaining useful lives. Factors considered important in our assessment, which might trigger an impairment evaluation, include the following:

- significant under-performance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets;
- significant changes in the strategy for our overall business; and
- significant negative industry or economic trends.

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows, quoted market prices, when available, and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. We have not incurred any such impairment losses to date.

Deferred Income Taxes

Our provision for income taxes is calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes using the liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In determining the adequacy of valuation allowances, we consider cumulative and anticipated amounts of domestic and international earnings or losses, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences.

We intend to maintain any recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.

We have not provided for U.S. income and foreign withholding taxes on approximately $782.2 million of foreign subsidiaries' undistributed earnings as of May 31, 2008, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable, if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

Contingencies

We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed in Note I, "Contingencies and Loss Reserves," to our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. Due to the inherent uncertainties in the process undertaken to estimate potential losses, we are unable to estimate an additional range of loss in excess of our accruals.

While it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and, therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations which govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available and involves our significant judgment. The actual income tax liability for each jurisdiction in any year can be, in some instances, determined ultimately several years after the financial statements have been published.

We maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures can also be affected by changes in applicable tax laws or other factors, which may cause us to believe a revision of past estimates is appropriate. We believe that appropriate liabilities have been established for income tax exposures; however, actual results may differ materially from our estimates.

Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer's financial conditions.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.

SEGMENT INFORMATION

Our business is divided into two reportable segments: the consumer reportable segment ("consumer segment") and the industrial reportable segment ("industrial segment"). Within each reportable segment, we aggregate three operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These six operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to earnings (loss) before interest and taxes ("EBIT") as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments – our Tremco Group, StonCor Group, and RPM II/Industrial Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, flooring, and specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment's major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Consumer segment products are sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises three operating segments – our DAP Group, Rust-Oleum/Zinsser Group, and RPM II/Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; wood stains and specialty confectionary coatings and films.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income (loss) before income taxes.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines. For further information pertaining to our segments, refer to Note J, "Segment Information," to our Consolidated Financial Statements.

SEGMENT INFORMATION
(In thousands)

Year Ended May 31	2008	2007	2006
Net Sales			
Industrial Segment	$ 2,365,496	$ 2,100,386	$ 1,811,590
Consumer Segment	1,278,295	1,238,378	1,196,748
Consolidated	$ 3,643,791	$ 3,338,764	$ 3,008,338
Gross Profit			
Industrial Segment	$ 999,063	$ 885,141	$ 778,672
Consumer Segment	499,474	475,311	468,693
Consolidated	$ 1,498,537	$ 1,360,452	$ 1,247,365
Income (Loss) Before Income Taxes[(a)]			
Industrial Segment			
Income Before Income Taxes[(a)]	$ 259,452	$ 233,120	$ 201,230
Interest (Expense), Net	(2,205)	(1,937)	(1,711)
EBIT[(b)]	$ 261,657	$ 235,057	$ 202,941
Consumer Segment			
Income Before Income Taxes[(a)]	$ 155,778	$ 151,496	$ 159,147
Interest (Expense), Net	(5,434)	(2,895)	(142)
EBIT[(b)]	$ 161,212	$ 154,391	$ 159,289
Corporate/Other			
(Expense) Before Income Taxes[(a)]	$ (376,176)[(c)]	$ (77,081)	$ (482,852)[(c)]
Interest (Expense), Net	(39,325)	(42,201)	(39,490)
EBIT[(b)]	$ (336,851)	$ (34,880)	$ (443,362)
Consolidated			
Income (Loss) Before Income Taxes[(a)]	$ 39,054	$ 307,535	$ (122,475)
Interest (Expense), Net	(46,964)	(47,033)	(41,343)
EBIT[(b)]	$ 86,018	$ 354,568	$ (81,132)

(a) The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b) EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets' analysis of our segments' core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(c) The asbestos charges, totaling $288.1 million in fiscal 2008 and $380.0 million in fiscal 2006, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary (see Note I to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Fiscal 2008 Compared with Fiscal 2007

Net Sales On a consolidated basis, net sales of $3.64 billion for the current fiscal year ended May 31, 2008 grew 9.1%, or $305.0 million, over net sales of $3.34 billion during the comparable period last year. Organic sales improvements accounted for 6.9%, or $230.8 million, of the growth in net sales over the prior year, including pricing initiatives representing 1.6% of the sales growth, or $53.1 million, and the impact of net favorable foreign exchange rates year-over-year, which provided 3.1%, or $102.7 million, of the sales growth. Foreign exchange gains resulted from the weak dollar against nearly all major foreign currencies, with the majority of the gain resulting from the stronger euro and the Canadian dollar. Fifteen small acquisitions accounted for 3.4% of the growth in net sales over last year, while the loss of the revenue related to our Bondo divestiture during this year's second fiscal quarter represented a negative impact of 1.2% of net sales from the prior year, for a net acquisition impact of 2.2% of the growth in net sales over last year, or $74.2 million.

Industrial segment net sales, which comprised 64.9% of the current year's consolidated net sales, totaled $2.37 billion, growing 12.6% from last year's $2.10 billion. This segment's net sales growth resulted from the combination of 11 small acquisitions, which contributed 3.7%, plus organic sales growth, which accounted for 8.9% of the increase, including 2.2% from pricing and 3.9% from net favorable foreign exchange differences. The strong organic sales improvements in the industrial segment resulted from growth in most international businesses, polymer flooring, protective coatings and roofing. Much of this growth resulted from ongoing industrial and commercial maintenance and improvement activities, primarily in Europe and North America, but also in Latin America and other regions of the world. There was also a slight increase in new construction in certain of those sectors, which also contributed to increased revenues in the current period. In order to offset the weakness in the economy, which is beginning to impact certain sectors of our domestic construction markets, we continue to secure new business through our strong brand offerings, high level of service and technical support, new product innovations and international expansion.

Consumer segment net sales, which comprised 35.1% of the current year's consolidated net sales, increased 3.2% to $1.28 billion from $1.24 billion during the same period last year. This segment's net sales growth resulted primarily from organic sales improvements, which provided 3.4% of the net sales growth, including 0.6% from pricing and 1.6% from net favorable foreign exchange. Despite weakening economic conditions, this segment was able to grow organic sales by launching various new product offerings, increasing market penetration at major retail accounts, and refocusing efforts on our various repair and maintenance products. Partially offsetting the organic growth in net sales over the prior year in this segment was the impact of the divestiture of our Bondo subsidiary during this year's second fiscal quarter, representing a negative impact of 3.2% of consumer segment net sales over the prior year, which was partially offset by recent acquisitions for a 3.0% increase in net sales over the prior year, for a net negative impact of 0.2%, or $2.9 million.

Gross Profit Margin Our consolidated gross profit improved to 41.1% of net sales this current fiscal year from 40.8% for the same period a year ago. While the cost of certain of our key raw materials remained higher over the same period a year ago, such as epoxies, various solvents and resins, we saw the costs of certain of our other key materials stabilize versus the prior period, such as zinc and seedlac. The net 30 basis point ("bps") improvement in the gross profit margin during the current fiscal year primarily reflects the leverage of the 3.8% organic growth in net sales, a favorable mix of product and operational improvements. Higher raw material costs, which impacted the fiscal 2008 gross profit margin by approximately 0.9% of net sales, or 90 bps, were offset by the impact of selling price increases that have been initiated throughout the past twelve months, and will continue into the new fiscal year.

Our industrial segment gross profit for the current fiscal year improved to 42.2% of net sales from 42.1% of net sales last year. This 10 bps improvement in this segment resulted from higher selling prices, which were partially offset by certain continued higher raw material costs during the year. In addition, productivity gains related to the 2.8% pure unit organic growth in sales and a favorable mix of sales contributed to the improved gross profit margin in fiscal 2008.

Our consumer segment gross profit for the 2008 fiscal year improved to 39.1% of net sales from 38.4% last year. The leverage of the 1.2% pure unit growth in organic sales in this segment, combined with a favorable sales mix, more than overcame certain higher raw material costs during the year, resulting in a net improvement of 70 bps in the gross profit margin year-over-year.

Selling, General and Administrative Expenses ("SG&A") Our consolidated SG&A expense levels for fiscal 2008 increased by 20 bps to 30.8% of net sales compared with 30.6% a year ago. The increase mainly reflects additional expenditures made to support the 3.8% organic growth in sales, including certain employee-compensation-related expenses, in addition to certain higher legal and audit-related expenditures, which were partially offset by the combination of the gain on the sale of our Bondo subsidiary during this year's second fiscal quarter, certain favorable environmental accrual adjustments and reductions in distribution and certain benefit-related costs.

Our industrial segment SG&A increased by 20 bps to 31.1% of net sales in fiscal 2008 from 30.9% a year ago, reflecting principally higher employment-related costs, legal and foreign exchange expense, partially offset by the operating leverage related to this segment's 5.0% organic sales growth.

Our consumer segment SG&A as a percentage of net sales for fiscal 2008 increased by 60 bps to 26.5% compared with 25.9% a year ago, reflecting certain higher employee-compensation costs and additional expense related to environmental accruals. Partially offsetting these costs was the combination of the $1.1 million gain on the sale of our Bondo subsidiary during the current year's second fiscal quarter, reductions in certain advertising and promotional expenditures, and lower distribution expense year-over-year.

SG&A expenses reported in our corporate/other category decreased during fiscal 2008 to $48.5 million from $49.8 million during fiscal 2007. This decrease is mainly the result of favorable environmental-related accrual adjustments, foreign exchange gains, certain lower employee compensation and pension-related benefit costs. Partially offsetting these gains were higher legal and audit-related costs, higher insurance and other employment-related expenses, and additional restricted stock activity under our Omnibus Equity and Incentive Plan, mostly related to accelerated vesting of grants for retirees.

License fee and joint venture income of approximately $3.3 million and $2.5 million for the years ended May 31, 2008 and 2007, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit cost of $18.6 million and $20.2 million for the years ended May 31, 2008 and 2007, respectively. This decreased pension expense of $1.6 million was attributable to an improvement in the expected return on plan assets of $3.6 million, a curtailment gain of $0.7 million during the current fiscal year, and fewer net actuarial losses recognized during fiscal 2008 for $1.3 million. These gains were partly offset by increased service and interest cost approximating $4.0 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.3 million and of $0.7 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note G, "Pension Plans," and Note H, "Postretirement Health Care Benefits," to our Consolidated Financial Statements. We expect that pension expense will fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.

Asbestos Charge (Income) As described in Note I, "Contingencies and Loss Reserves," to the Consolidated Financial Statements, we recorded pre-tax asbestos charges of $288.1 million and $380.0 million during the fiscal years ended May 31, 2008 and 2006, respectively, in connection with the calculation of our liability for unasserted-potential-future-asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the fiscal year ended May 31, 2007; however, our Bondex subsidiary reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of our former insurance carriers regarding asbestos-matters and recorded the resulting settlement income during fiscal 2007. For additional information, please refer to Note I, "Contingencies and Loss Reserves," to the Consolidated Financial Statements.

Net Interest Expense Net interest expense for fiscal 2008 remained unchanged at $47.0 million from fiscal 2007. Our improved net investment income of $13.3 million versus $11.0 million from fiscal 2007 provided approximately $2.3 million more in income year-over-year. However, this improvement was offset by current year interest expense of $60.3 million versus $58.0 million from last year. Included in current year interest expense was the impact of our higher weighted-average net borrowings associated with recent acquisitions, which averaged $102.2 million during fiscal 2008, and resulted in additional interest expense of approximately $6.5 million, plus interest totaling $1.5 million from generally higher weighted-average borrowings. A reduction in year-over-year interest expense of approximately $4.6 million resulted from favorable fluctuations in our interest rates, which overall averaged 5.2% during fiscal 2008 compared with 5.6% last year. Finally, during last year's first fiscal quarter, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008, which included a nonrecurring $1.1 million make-whole payment.

Income (Loss) Before Income Taxes ("IBT") Our consolidated IBT for fiscal 2008 declined by $268.5 million, or 87.3%, to $39.0 million from $307.5 million last year, for a 1.1% margin on net sales versus 9.2% a year ago. This decline in margin on sales results from the current year $288.1 million pre-tax asbestos-related liability increase, and the prior-year $15.0 million pre-tax, asbestos-related insurance settlement.

Industrial segment IBT improved by $26.3 million, to $259.5 million from last year's $233.1 million, as a result of the favorable growth in organic sales, offset partially by higher foreign exchange losses, legal expenses and compensation-related costs. Consumer segment IBT improved by $4.3 million, to $155.8 million from $151.5 million last year, as a net result of the favorable impact of acquisitions and the gain on the sale of Bondo, offset partially by certain higher compensation-related costs and unfavorable environmental-related accruals.

For a reconciliation of IBT to earnings (loss) before interest and taxes, see the Segment Information table located on page 25 of this Annual Report.

Income Tax Rate The effective income tax benefit rate was 22.2% for the year ended May 31, 2008 compared to an effective income tax expense rate of 32.3% for the year ended May 31, 2007.

For the year ended May 31, 2008 and, to a lesser extent, for the year ended May 31, 2007, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes, U.S. tax benefits associated with the domestic manufacturing deduction and lower effective tax rates in certain of our foreign jurisdictions. In addition, for the year ended May 31, 2008, the effective tax rate decreased as a result of the reversal of $2.1 million of the valuation allowances associated with foreign tax credit carryovers. Furthermore, during the year ended May 31, 2008, various foreign taxing jurisdictions enacted new tax laws, including income tax rate reductions, which resulted in a one-time decrease in the effective tax rate of $2.8 million. The year ended May 31, 2007 was impacted by a decrease in the effective tax rate as a result of a one-time benefit relating to the resolution of prior-year's tax liabilities.

For the years ended May 31, 2008 and May 31, 2007, the decreases in the effective tax rates were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, state and local income taxes, and other non-deductible business operating expenses. In addition, the decreases in the effective tax rate for the year ended May 31, 2007 were further offset by valuation allowances associated with foreign tax credit carryforwards.

As of May 31, 2008, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," we intend to maintain the tax valuation allowances recorded at May 31, 2008 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. Any reversal of a tax valuation allowance that was recorded in purchase accounting would be recorded as a reduction to goodwill.

The effective income tax benefit rate for the year ended May 31, 2008 reflects the $288.1 million adjustment to our asbestos liability. Excluding the asbestos liability adjustment, the effective income tax rate for the year would have been adjusted to a pro-forma effective income tax expense rate of 28.9%. The effective income tax rate for the year ended May 31, 2007 reflects the impact of a cash settlement with an insurance carrier regarding asbestos-matters, which resulted in income of $15.0 million. Excluding the asbestos-related settlement income, the effective income tax rate for last year would have been adjusted to a pro-forma effective income tax rate of 32.1%.

Net Income Net income of $47.7 million for the year ended May 31, 2008 compares to $208.3 million for the same period last year, for a net margin on sales of 1.3% and 6.2% for fiscal 2008 and 2007, respectively. The decline from the prior year reflects the $185.1 million after-tax asbestos-related liability adjustment taken during the fourth fiscal quarter of 2008. Also, the prior year figures reflect the combination of a one-time gain of $2.1 million relating to the settlement of prior-years' tax liabilities and income of $9.7 million (after-tax) related to the impact of an asbestos-related cash settlement received from one of the defendant insurers during fiscal 2007, as previously discussed.

Reflected in net income for fiscal 2008 is the combination of the operating leverage related to our 3.8% organic sales growth, the impact of favorable acquisitions throughout the year and the net impact of higher selling prices offsetting certain increased raw materials costs. Diluted earnings per common share for fiscal 2008 declined by 76.2% to $0.39 from $1.64 for fiscal 2007.

Fiscal 2007 Compared with Fiscal 2006

Net Sales On a consolidated basis, net sales of $3.34 billion for the fiscal year ended May 31, 2007 grew 11.0%, or $330.4 million, over net sales of $3.01 billion during the fiscal year ended May 31, 2006. The August 31, 2005 acquisition of illbruck Sealant Systems ("illbruck"), plus nine other smaller acquisitions, slightly offset by one small divestiture, contributed 4.3%, or $129.9 million, to the growth over fiscal 2006. Organic sales for fiscal 2007 contributed 6.7% to the growth in sales from fiscal 2006, or $200.5 million, and included 2.0% from pricing initiatives and 1.3% from net favorable foreign exchange rates year-over-year, primarily against the stronger euro and Canadian dollar, offset slightly by certain weaker Latin American and other currencies.

Industrial segment net sales, which comprised 62.9% of the fiscal 2007 consolidated net sales, totaled $2.10 billion, which grew 15.9% from $1.81 billion from fiscal 2006. This segment's net sales growth resulted from the combination of the acquisition of illbruck, plus six other smaller acquisitions, which contributed 5.6%, plus organic sales, which added 10.3%, including 2.7% from pricing and 1.7% from net favorable foreign exchange differences. Within the segment, several product lines provided notable organic growth for fiscal 2007 over fiscal 2006, including corrosion control coatings, fiberglass reinforced plastic grating composites, and institutional roofing and related services. Internationally, product lines in this segment provided significant organic growth in Europe, Canada and Latin America. There were strong organic sales improvements throughout this segment, with much of this growth related to ongoing industrial and commercial maintenance and improvement activities primarily in North America, but also in Europe, Latin America and other regions of the world, as well as increased new construction in those sectors.

Consumer segment net sales, which comprised 37.1% of the fiscal 2007 consolidated net sales, increased 3.5% to $1.24 billion from $1.20 billion during fiscal 2006. Organic sales contributed 1.1% to the growth in sales, which included pricing of 0.8% and 0.6% from net favorable foreign exchange differences. Contributions to sales from acquisitions of three product lines were slightly offset by a January 2006 divestiture, for a net contribution of 2.4% to sales. The contribution from organic sales in this segment slowed during fiscal 2007, principally as a result of fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as declines in existing homes turnover and, to a lesser extent, new housing starts, which have affected several lines of the business.

Gross Profit Margin Consolidated gross profit margin of 40.8% of net sales in fiscal 2007 declined from 41.5% during fiscal 2006. This margin decline of 0.7%, or 70 bps, was the result of several factors, a main one being continued higher costs of a number of our raw materials, such as asphalts and various resins, net of higher pricing initiatives (approximately 40 bps). Numerous price increases had been initiated throughout both operating segments during fiscal 2007 to help compensate or recover these higher material costs, a number of which had begun to moderate by the end of fiscal 2007. Several acquisitions, particularly illbruck, also carry inherently lower gross margin structures and further impacted gross margin during fiscal 2007, by approximately 20 bps. In addition, a comparatively lower-margin mix of sales, including increased services sales, which also generate structurally lower gross margin, further weighed on this margin.

Industrial segment gross profit margin for fiscal 2007 declined to 42.1% of net sales from 43.0% during fiscal 2006. This 90 bps margin decline in this segment essentially relates to the lower-margin illbruck acquisition (approximately 20 bps); higher raw material costs, net of higher pricing (approximately 40 bps); and the continued growth in the lower-margin, mainly service-driven mix of sales.

Consumer segment gross profit margin for fiscal 2007 declined to 38.4% of net sales from 39.2% during fiscal 2006, or 80 bps. Higher raw material costs, net of higher pricing initiatives, amounted to approximately 30 bps, while the change in delivery terms with a major customer during the second fiscal quarter of 2007 impacted this segment's margins by approximately 40 bps. The remaining difference results from the fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as continued declines in existing homes turnover and new housing starts, which have impacted several product lines within this segment.

SG&A Consolidated SG&A expense levels for fiscal 2007 improved by 100 bps to 30.6% of net sales compared with 31.6% from fiscal 2006. Reflected in the improvement is the leverage from the 5.4% organic sales growth, including higher pricing. Additionally, fiscal 2006 included approximately $10.2 million of one-time costs, which included the finalization of the Dryvit national residential class action settlement ($5.0 million), the sale of a small subsidiary ($2.7 million), hurricane-related costs ($1.0 million), and certain costs incurred for a European pension plan ($1.5 million). The mix of increased service sales over the prior year, which are characterized by relatively lower SG&A support requirements, also contributed to the improvement. Other factors having a favorable impact on margins included tighter spending controls across both segments and a change in delivery terms with a major customer, which occurred during the second fiscal quarter of 2007 and included an arrangement whereby this customer provides for its own shipping.

Industrial segment SG&A improved by 90 bps to 30.9% of net sales for fiscal 2007 from 31.8% during fiscal 2006, which principally reflects the leverage of organic sales growth of 8.6% for this segment, including higher pricing. This segment's recent acquisitions also had a favorable impact on fiscal 2007 results, impacting margins by approximately 10 bps.

Consumer segment SG&A of 25.9% of net sales remained unchanged from fiscal 2006, reflecting the change in delivery terms with a major customer, effective cost containment and other savings programs.

Corporate/Other SG&A expenses decreased during fiscal 2007 to $49.8 million from $63.4 million for fiscal 2006, principally reflecting $10.2 million of one-time costs during fiscal 2006, as previously discussed. Excluding the one-time costs from fiscal 2006, SG&A expenses were further reduced by approximately $3.4 million during fiscal 2007, mainly from reductions in certain employment and benefit-related costs, including insurance and pensions. Certain other increases in employment-related costs, including compensation and additional grants made under the Omnibus Plan, slightly offset these savings.

License fee and joint venture income of approximately $2.5 million and $2.2 million for the years ended May 31, 2007 and 2006, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit cost of $20.2 million and $19.7 million for the years ended May 31, 2007 and 2006, respectively. This increased pension expense of $0.5 million was attributable to increased pension service and interest cost approximating $1.9 million, in combination with additional net actuarial losses incurred of $0.3 million, offset by an improvement in the expected return on plan assets of $1.7 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.2 million and of $0.6 million higher pension expense, respectively. We expect that pension expense will fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.

Asbestos Charge (Income) As described in Note I, "Contingencies and Loss Reserves," to the Consolidated Financial Statements, we recorded a pre-tax asbestos charge of $380.0 million for the fiscal year ended May 31, 2006 in connection with the completion of a calculation of our liability for unasserted potential future asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the fiscal year ended May 31, 2007; however, our Bondex subsidiary reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of our former insurance carriers regarding asbestos-matters and recorded income during our second fiscal quarter ended November 30, 2006. For additional information, refer to Note I, "Contingencies and Loss Reserves," to the Consolidated Financial Statements.

Net Interest Expense Net interest expense was $5.7 million higher in fiscal 2007 than 2006. Included in this increase is $1.1 million paid in association with the early retirement of our Private Placement Senior Notes during the fiscal quarter ended August 31, 2006 (refer to Liquidity and Capital Resources — Financing Activities, below). Interest rates overall averaged 5.6% during fiscal 2007, compared with 5.2% for fiscal 2006, accounting for $3.4 million of the interest expense increase. Higher average net borrowings associated with acquisitions, approximating $132.5 million, were offset by interest saved through net debt paydowns, for a net increase of $5.6 million of interest expense. Investment income performance improved year-over-year and provided $4.4 million of additional income in fiscal 2007.

IBT Consolidated IBT for fiscal 2007 improved by $430.0 million, or 351.1%, to $307.5 million from a net loss of $122.5 million during the year ended May 31, 2006, with margin comparisons of 9.2% of net sales versus (4.1)%. While fiscal 2006 IBT includes a pre-tax asbestos charge of $380.0 million, fiscal 2007 IBT includes pre-tax asbestos-related settlement income of $15.0 million. Excluding the impact of the asbestos-related items, IBT for fiscal 2007 would have improved by 13.6%, while fiscal 2007 margin of 8.8% would compare with the fiscal 2006 adjusted margin of 8.5%.

Industrial segment fiscal 2007 IBT grew by $31.9 million, or 15.8%, to $233.1 million from $201.2 million during fiscal 2006, primarily from this segment's organic unit sales growth. Consumer segment fiscal 2007 IBT declined by 4.8%, to $151.5 million from $159.1 million during fiscal 2006, mainly as a result of organic unit sales decline, excluding the favorable impacts of pricing and foreign exchange.

For a reconciliation of IBT to earnings (loss) before interest and taxes, see the Segment Information table located on page 25 of this Annual Report.

Income Tax Rate The effective income tax expense rate was 32.3% for the year ended May 31, 2007 compared to an effective income tax benefit rate of 37.8% for the year ended May 31, 2006.

For the year ended May 31, 2007 and, to a greater extent for the year ended May 31, 2006, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of certain tax credits and by the U.S. tax impact of foreign operations. Furthermore, during the year ended May 31, 2007, a decrease in the effective income tax expense rate resulted from a one-time benefit relating to the resolution of prior years' tax liabilities in the amount of $2.1 million. The year ended May 31, 2006 was impacted by a decrease in the effective tax rate as a result of a one-time state income tax benefit related to changes in Ohio tax laws, including the effect of lower tax rates, enacted on June 30, 2005.

For the year ended May 31, 2007, and to a greater extent for the year ended May 31, 2006, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances related to U.S. federal foreign tax credit carryforwards, and state and local income taxes.

The effective income tax expense rate for the year ended May 31, 2007 reflects the impact of a cash settlement with an insurance carrier regarding asbestos-matters, which resulted in income of $15.0 million. Excluding the asbestos-related settlement income, the effective income tax expense rate for fiscal 2007 would have been adjusted to a pro-forma annualized effective income tax rate of 32.1%. The effective income tax benefit rate for the year ended May 31, 2006 reflects the impact of the $380.0 million asbestos charge. Excluding the asbestos charge, the effective income tax rate for fiscal 2006 would have been adjusted to a pro-forma effective income tax expense rate of 34.7%.

Net Income Net income of $208.3 million for the year ended May 31, 2007 compares to a net loss of $76.2 million for fiscal 2006. The fiscal 2006 net loss reflects the impact of an after-tax asbestos reserve charge of $244.3 million, while the fiscal 2007 results reflect a one-time gain of $2.1 million relating to the settlement of fiscal 2006 liabilities, and income of $9.7 million (after-tax) related to the impact of a cash settlement received from one of the defendant insurers, as discussed previously. Excluding the impact of the asbestos-related items, fiscal 2007 net income would have reflected an improvement of $30.5 million, or 18.1%, to $198.6 million from adjusted $168.1 million for fiscal 2006. Margin on sales of 6.0% for fiscal 2007 compares to an adjusted 5.6% for fiscal 2006, excluding the asbestos items, with this 40 bps margin difference mostly the result of the combination of higher organic unit sales volume, the one-time costs during fiscal 2006, the movement in sales mix and the influence of several favorable acquisitions.

Diluted earnings per common share for fiscal 2007 improved by 352.3%, to $1.64 from a diluted loss per common share of $0.65 for fiscal 2006. Excluding the asbestos-related items previously discussed, diluted earnings per common share for fiscal 2007 improved by 16.3%, to $1.57, compared with an adjusted $1.35 for fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Operating activities generated cash flow of $234.7 million during the current fiscal year compared with $202.3 million of cash flow generated during fiscal 2007, for a net increase of $32.4 million or 16.0%. Net income of $47.7 million for fiscal 2008 includes the impact of the $288.1 million pre-tax ($185.1 million after-tax) increase in our provision for asbestos-related liabilities, while the prior-year net income reflects pre-tax income of $15.0 million ($9.7 million after-tax) related to an asbestos-related settlement with one of the defendant insurers, as previously discussed.

A higher trade accounts receivable balance at the end of fiscal 2008 required $55.1 million in cash versus last year's cash use of $75.2 million, using approximately $20.1 million less during fiscal 2008 versus fiscal 2007. Inventory balances increased during fiscal 2008 and fiscal 2007, which required $28.4 million of cash in fiscal 2008 versus $23.9 million of cash during fiscal 2007, or $4.5 million more in cash year-over-year. Finally, we used $27.0 million more in cash on our accounts payable compared to last year, as a result of a change in the timing of certain payments and increased activity levels.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, to expand capacity and to enhance our administration capabilities. Capital expenditures of $71.8 million during fiscal 2008 compare with current-year depreciation of $62.2 million. Capital spending is expected to outpace our depreciation levels for the next several fiscal years as additional capacity is brought on-line to support our continued growth. With this additional plant expansion, we believe there will be adequate production capacity to meet our needs for the next several years at normal growth rates.

We invested $132.3 million for acquisitions during fiscal 2008, which was offset by the $9.2 million in cash we received from the businesses we acquired, for a net use of cash of $123.1 million. Conversely, the sale of our Bondo subsidiary during the second quarter of the current fiscal year generated net proceeds of $44.8 million.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims.

Financing Activities

On February 20, 2008 we issued and sold $250.0 million of 6.50% Notes due February 15, 2018. The proceeds were used to repay our $100.0 million Senior Unsecured Notes due March 1, 2008, the outstanding principal under our $125.0 million accounts receivable securitization program and $19.0 million in short-term borrowings under our revolving credit facility. This new financing has strengthened our credit profile and liquidity position, as well as lengthened the average maturity of our outstanding debt obligations.

On December 29, 2006, we replaced our $330.0 million revolving credit facility with a $400.0 million five-year credit facility (the "Credit Facility"). The Credit Facility is used for working capital needs and general corporate purposes, including acquisitions. The Credit Facility provides for borrowings in U.S. dollars and several foreign currencies and provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the Credit Facility may be expanded, subject to lender approval, upon our request by up to an additional $175.0 million, thus potentially expanding the Credit Facility to $575.0 million.

On July 18, 2006, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008. We paid all amounts due pursuant to the terms of the Purchase Agreement and did not incur any material early termination penalties in connection with our termination of the Notes.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%. In addition to hedging the risk associated with our 6.7% Senior Unsecured Notes, our only other hedged risks are associated with certain fixed debt, whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest, based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.

Our available liquidity, including our cash and short-term investments and amounts available under our committed credit facilities, stood at $626.3 million at May 31, 2008. Our debt-to-capital ratio was 48.6% at May 31, 2008 compared with 47.6% at May 31, 2007. As previously mentioned, subsequent to the end of our third fiscal quarter, we repaid our $100.0 million Senior Unsecured Notes due March 1, 2008 with the proceeds from the issuance of the $250.0 million 6.50% Notes.

Subsequent to the end of our current fiscal year, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. Prior to the redemption, virtually all of the holders converted their Notes into shares of our common stock. For additional information, refer to Note L, "Subsequent Events," to the Consolidated Financial Statements.

The following table summarizes our financial obligations and their expected maturities at May 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

(In thousands)	Total Contractual Payment Stream	Payments Due In 2009	2010-11	2012-13	After 2013
Long-term debt obligations	$1,073,621	$ 6,934	$205,868	$ 261,816	$599,003
Capital lease obligations	5,478	965	1,476	1,309	1,728
Operating lease obligations	145,258	36,408	46,389	22,734	39,727
Other long-term liabilities[1]:					
Interest payments on long-term debt obligations	312,568	45,679	81,634	78,169	107,086
Contributions to pension and postretirement plans[2]	213,600	18,700	38,300	52,700	103,900
Total	$1,750,525	$108,686	$373,667	$ 416,728	$851,444

[1] Excluded from other long-term liabilities is our liability for unrecognized tax benefits, which totaled $4.7 million at May 31, 2008. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

[2] These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $10.3 million will be contributed to the U.S. plans in fiscal 2009; all other plans and years assume the required minimum contribution will be contributed. Also included are expected interest payments on long-term debt.

The condition of the U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders' equity of $55.9 million this year versus $26.0 million last year. The change in fiscal 2008 was in addition to net changes of $(0.5) million, $4.8 million and $4.2 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note F, "Leases," to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. We utilize a sensitivity analysis to measure the potential loss in earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B, "Borrowings"). At May 31, 2008, approximately 30.3% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2008 and, assuming no changes in debt from the May 31, 2008 levels, the additional annual interest expense would amount to approximately $3.3 million on a pre-tax basis. A similar increase in interest rates in fiscal 2007 would have resulted in approximately $4.9 million in additional interest expense.

Our hedged risks are associated with certain fixed rate debt whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in the fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A, "Summary of Significant Accounting Policies"). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada, France, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2008 and 2007. We do not currently hedge against the risk of exchange rate fluctuations.

FORWARD-LOOKING STATEMENTS

The foregoing discussion contains "forward-looking statements" relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us, and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) general economic conditions; (b) the price, supply and capacity of raw materials, including assorted pigments, resins, solvents and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liabilities, including for asbestos-related claims; and (j) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2008, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of the filing of the report containing such statements.

Consolidated Balance Sheets

(In thousands, except per share amounts)

May 31	2008	2007
Assets		
Current Assets		
Cash and short-term investments	$ 231,251	$ 159,016
Trade accounts receivable (less allowances of $24,554 in 2008 and $19,167 in 2007)	817,241	744,259
Inventories	476,149	437,759
Deferred income taxes	37,644	39,276
Prepaid expenses and other current assets	221,690	189,939
Total current assets	1,783,975	1,570,249
Property, Plant and Equipment, at Cost		
Land	33,299	28,149
Buildings and leasehold improvements	302,375	276,852
Machinery and equipment	719,045	658,199
	1,054,719	963,200
Less allowance for depreciation and amortization	556,998	489,904
Property, plant and equipment, net	497,721	473,296
Other Assets		
Goodwill	908,358	830,177
Other intangible assets, net of amortization	384,370	353,420
Deferred income taxes, non-current	88,754	18,694
Other	100,389	87,313
Total other assets	1,481,871	1,289,604
Total Assets	$ 3,763,567	$ 3,333,149
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 411,448	$ 385,003
Current portion of long-term debt	6,934	101,641
Accrued compensation and benefits	151,493	132,555
Accrued loss reserves	71,981	73,178
Asbestos-related liabilities	65,000	53,000
Other accrued liabilities	139,505	119,363
Total current liabilities	846,361	864,740
Long-Term Liabilities		
Long-term debt, less current maturities	1,066,687	886,416
Asbestos-related liabilities	494,745	301,268
Other long-term liabilities	192,412	175,958
Deferred income taxes	26,806	17,897
Total long-term liabilities	1,780,650	1,381,539
Total liabilities	2,627,011	2,246,279
Stockholders' Equity		
Preferred stock, par value $0.01; authorized 50,000 shares; none issued		
Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 122,189 as of May 2008; issued and outstanding 120,906 as of May 2007	1,222	1,209
Paid-in capital	612,441	584,845
Treasury stock, at cost	(6,057)	
Accumulated other comprehensive income	101,162	25,140
Retained earnings	427,788	475,676
Total stockholders' equity	1,136,556	1,086,870
Total Liabilities and Stockholders' Equity	$ 3,763,567	$ 3,333,149

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Income

(In thousands, except per share amounts)

Year Ended May 31	2008	2007	2006
Net Sales	$ 3,643,791	$ 3,338,764	$ 3,008,338
Cost of Sales	2,145,254	1,978,312	1,760,973
Gross Profit	1,498,537	1,360,452	1,247,365
Selling, General and Administrative Expenses	1,124,419	1,020,884	948,497
Asbestos Charges (Settlement Income)	288,100	(15,000)	380,000
Interest Expense, Net	46,964	47,033	41,343
Income (Loss) Before Income Taxes	39,054	307,535	(122,475)
Provision (Benefit) for Income Taxes	(8,655)	99,246	(46,270)
Net Income (Loss)	$ 47,709	$ 208,289	$ (76,205)
Average Number of Shares of Common Stock Outstanding			
Basic	120,151	118,179	116,837
Diluted	130,539	128,711	116,837
Earnings (Loss) per Share of Common Stock			
Basic	$ 0.40	$ 1.76	$ (0.65)
Diluted	$ 0.39	$ 1.64	$ (0.65)
Cash Dividends Declared per Share of Common Stock	$ 0.745	$ 0.685	$ 0.630

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended May 31	2008	2007	2006
Cash Flows From Operating Activities:			
Net income (loss)	$ 47,709	$ 208,289	$ (76,205)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	62,238	59,256	56,463
Amortization	23,128	22,351	17,836
Provision for asbestos-related liabilities	288,100		380,000
Deferred income taxes	(73,888)	32,740	(111,308)
Earnings of unconsolidated affiliates	(1,645)	(914)	(890)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:			
(Increase) in receivables	(55,056)	(75,185)	(59,734)
(Increase) in inventory	(28,361)	(23,864)	(42,255)
(Increase) in prepaid expenses and other current and long-term assets	(10,954)	(17,777)	(20,260)
Increase in accounts payable	10,654	37,656	42,315
Increase (decrease) in accrued compensation and benefits	15,810	(4,335)	38,513
Increase (decrease) in accrued loss reserves	(5,382)	6,501	1,226
Increase in other accrued liabilities	38,613	54,879	22,402
Payments made for asbestos-related claims	(82,623)	(67,017)	(59,887)
Other	6,371	(30,275)	(2,727)
Cash From Operating Activities	234,714	202,305	185,489
Cash Flows From Investing Activities:			
Capital expenditures	(71,840)	(70,393)	(61,155)
Acquisition of businesses, net of cash acquired	(123,130)	(124,154)	(174,625)
Purchase of marketable securities	(110,225)	(96,695)	(59,416)
Proceeds from sales of marketable securities	92,383	78,530	50,105
(Investments in) and distributions from unconsolidated affiliates	30	72	(895)
Proceeds from sale of assets and businesses	46,544	1,516	9,282
Other	(2,976)	2,873	2,323
Cash (Used For) Investing Activities	(169,214)	(208,251)	(234,381)
Cash Flows From Financing Activities:			
Additions to long-term and short-term debt	251,765	153,516	186,772
Reductions of long-term and short-term debt	(181,074)	(53,560)	(152,862)
Cash dividends	(90,638)	(82,106)	(74,427)
Repurchase of stock	(6,057)		
Tax benefit from exercise of stock options	3,792	1,549	
Exercise of stock options	10,689	25,833	10,636
Cash From (Used For) Financing Activities	(11,523)	45,232	(29,881)
Effect of Exchange Rate Changes on Cash and Short-Term Investments	18,258	11,114	3,249
Net Change in Cash and Short-Term Investments	72,235	50,400	(75,524)
Cash and Short-Term Investments at Beginning of Year	159,016	108,616	184,140
Cash and Short-Term Investments at End of Year	$ 231,251	$ 159,016	$ 108,616
Supplemental Disclosures of Cash Flows Information:			
Cash paid during the year for:			
Interest	$ 58,650	$ 57,929	$ 50,690
Income taxes	$ 59,978	$ 51,971	$ 68,263
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Share-based compensation activity	$ 11,698	$ 7,750	$ 3,545
Debt from business combinations	$ 3,306	$ 7,828	$ 10,259

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock				Accumulated		
	Number of Shares	Par/ Stated Value	Paid-in Capital	Treasury Stock	Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at June 1, 2005	117,554	$1,176	$526,434	$ -0-	$ 10,004	$500,125	$1,037,739
Comprehensive income							
Net (loss)						(76,205)	(76,205)
Translation gain and other					19,835		19,835
Comprehensive (loss)							(56,370)
Dividends paid						(74,427)	(74,427)
Stock option exercises, net	823	8	10,628				10,636
Stock-based compensation expense			4,818				4,818
Restricted stock awards, net	366	3	3,542				3,545
Balance at May 31, 2006	118,743	1,187	545,422	-0-	29,839	349,493	925,941
Comprehensive income							
Net income						208,289	208,289
Translation gain and other					37,580		37,580
Comprehensive income							245,869
Impact of adoption of SFAS No. 158, net of taxes of $22,468					(42,279)		(42,279)
Dividends paid						(82,106)	(82,106)
Stock option exercises, net	1,798	18	25,815				25,833
Stock-based compensation expense			5,862				5,862
Restricted stock awards, net	365	4	7,746				7,750
Balance at May 31, 2007	120,906	1,209	584,845	-0-	25,140	475,676	1,086,870
Impact of adoption of measurement date provisions of SFAS No. 158:							
Net periodic benefit cost for the period March 1, 2007 - May 31, 2007, net of taxes of $1,722						(3,270)	(3,270)
Change in fair value and benefit obligation from March 1, 2007 - May 31, 2007, net of taxes of $6,203					11,658		11,658
Impact of adoption of FIN No. 48						(1,689)	(1,689)
Balance at May 31, 2007, as adjusted	120,906	1,209	584,845	-0-	36,798	470,717	1,093,569
Comprehensive income							
Net income						47,709	47,709
Translation gain and other					64,364		64,364
Comprehensive income							112,073
Dividends paid						(90,638)	(90,638)
Stock option exercises, net	750	8	10,665				10,673
Stock-based compensation expense			5,239				5,239
Restricted stock awards, cancelled to treasury	(284)	(3)	3	(6,057)			(6,057)
Restricted stock awards, net	817	8	11,689				11,697
Balance at May 31, 2008	122,189	$1,222	$612,441	$(6,057)	$101,162	$427,788	$1,136,556

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation and Basis of Presentation

Our financial statements consolidate all of our affiliates – companies that we control and in which we hold a majority voting interest. We account for our investments in less-than-majority-owned joint ventures under the equity method. Effects of transactions between related companies are eliminated in consolidation.

Our business is dependent on external weather factors. Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprised of the three-month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).

Certain reclassifications have been made to prior-year amounts to conform to this year's presentation.

2) Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) Acquisitions/Divestitures

We account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.

During the fiscal year ended May 31, 2008, we completed nine acquisitions, the majority of which report through our industrial reportable segment. The acquired product lines and assets included a specialty coatings provider for industrial and marine applications in Scandinavia, a manufacturer of concrete admixture products in Chile, a decorative concrete system manufacturer based in the southern U.S., a sealant supplier for window assembly markets in southern and eastern Europe, and a manufacturer of high-performance flooring systems in England. The purchase price for each acquisition has been allocated to the preliminary, estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. Acquisitions completed during fiscal 2008 have been aggregated in the following table:

(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$ 66,983
Property, plant and equipment		12,808
Goodwill	N/A	61,101
Tradenames - indefinite lives	N/A	3,800
Other intangible assets	10	38,745
Other long-term assets		8,254
Total Assets Acquired		$191,691
Liabilities assumed		(58,293)
Net Assets Acquired		$133,398

During our second fiscal quarter of 2008, we completed the sale of our Bondo subsidiary, formerly one of our consumer segment product lines, to an outside third party. Sale proceeds of $45.0 million generated a one-time, pre-tax net gain of $1.1 million, which has been included in selling, general and administrative expense for fiscal 2008. The reported amount of the gain is net of approximately $4.2 million of transaction-related costs, including $1.5 million for involuntary employee terminations and related costs, approximately $1.6 million in adjustments for product returns and product liability accruals, and approximately $1.0 million for closing costs and other fees.

During the fiscal year ended May 31, 2007, we completed six acquisitions, which included product lines such as industrial and concrete coatings, fireproofing products, daylight fluorescent pigments, and a number of waterproofing, epoxy and sealant products. We have allocated the respective purchase prices for each of these acquisitions to the underlying fair values of the assets acquired and liabilities assumed at their dates of acquisition, as summarized in the following table:

(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$ 41,127
Property, plant and equipment		15,145
Goodwill	N/A	71,844
Tradenames - indefinite lives	N/A	13,053
Other intangible assets	13	29,114
Total Assets Acquired		$170,283
Liabilities assumed		(39,722)
Net Assets Acquired		$130,561

Our Consolidated Financial Statements reflect the results of operations of these acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2008 and May 31, 2007 were not materially different from reported results and, consequently, are not presented.

4) Foreign Currency

The functional currency for each of our foreign subsidiaries is its local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate. The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

5) Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Minimum Pension and Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) on Derivatives, Net of Tax	Unrealized Gain (Loss) on Securities, Net of Tax	Total
Balance at June 1, 2005	$ 14,885	$ (6,905)	$ -	$ 2,024	$ 10,004
Reclassification adjustments for (gains) included in net (loss)				(1,677)	(1,677)
Other comprehensive income (loss)	30,160	(14,700)	(3,010)	3,543	15,993
Deferred taxes		5,413	1,011	(905)	5,519
Balance at May 31, 2006	45,045	(16,192)	(1,999)	2,985	29,839
Reclassification adjustments for (gains) losses included in net income				(2,774)	(2,774)
Other comprehensive income (loss)	25,954	1,974	7,850	12,180	47,958
Deferred taxes		(1,317)	(2,540)	(3,747)	(7,604)
Impact of adopting SFAS No. 158, net of taxes of $22,468		(42,279)			(42,279)
Balance at May 31, 2007	70,999	(57,814)	3,311	8,644	25,140
Impact of adoption of SFAS No. 158 for change in fair value and benefit obligation from March 1, 2007 - May 31, 2007, net of taxes of $6,203		11,658			11,658
Balance at May 31, 2007, as adjusted	70,999	(46,156)	3,311	8,644	36,798
Reclassification adjustments for (gains) losses included in net income				(882)	(882)
Other comprehensive income (loss)	55,857	(1,433)	7,195	7,842	69,461
Deferred taxes		946	(2,404)	(2,757)	(4,215)
Balance at May 31, 2008	$ 126,856	$ (46,643)	$ 8,102	$ 12,847	$ 101,162

6) Cash and Short-Term Investments

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and short-term investments. The carrying amounts of cash and short-term investments approximate fair value.

7) Marketable Securities

Marketable securities, included in other current and long-term assets, are composed mainly of available for sale securities and are reported at fair value, based on quoted market prices. Changes in unrealized gains and losses, net of applicable taxes, are recorded in accumulated other comprehensive income (loss) within stockholders' equity. When we experience other-than-temporary declines in market value from original cost, those amounts are reflected in operating income in the period in which the losses occur. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's carrying value exceeds its related market value. Marketable securities, primarily consisting of equity securities, totaled $110.8 million and $85.8 million at May 31, 2008 and 2007, respectively. The unrealized gain on securities amounted to approximately $7.8 million and $12.2 million in 2008 and 2007, respectively, which related primarily to the impact of the stock market improvement over the last two fiscal years, in addition to the significant growth of our minority investment in Kemrock Industries.

8) Financial Instruments

Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable, and notes and accounts payable approximates fair value because of their short-term maturity.

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience, and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.

The carrying amount of our debt instruments.approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements, with the exception of our contingently-convertible notes due 2033. At May 31, 2008, these notes had a carrying value of $150.2 million and an approximate fair value of $197.8 million.

9) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2008	2007
(In thousands)		
Raw materials and supplies	$ 151,400	$ 138,541
Finished goods	324,749	299,218
Total Inventories	$ 476,149	$ 437,759

10) Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," and account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, or one level below our operating segments. If a loss were to result from the performance of the annual test, it would be reflected in pre-tax income. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators and discounted future cash flows to each of our reporting unit's projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate, and if impaired, these balances would be written down to fair value. Our cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Additionally, we test all indefinite-lived intangible assets for impairment annually. The results of our annual impairment tests for the fiscal years ended May 31, 2008, 2007 and 2006 did not require any adjustment to the carrying value of goodwill or other indefinite-lived intangible assets.

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2008 and 2007, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2006	$ 396,812	$ 353,823	$ 750,635
Acquisitions	20,636	51,282	71,918
Purchase accounting adjustments[1]	(1,208)	(919)	(2,127)
Translation adjustments	6,820	2,931	9,751
Balance as of May 31, 2007	423,060	407,117	830,177
Acquisitions, net of divestitures	60,953	(7,378)	53,575
Purchase accounting adjustments[2]	(621)	547	(74)
Translation adjustments	21,054	3,626	24,680
Balance as of May 31, 2008	$ 504,446	$ 403,912	$ 908,358

[1] Relates primarily to other accruals and illbruck purchase price settlement.
[2] Relates primarily to other accruals.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2008				
Amortized intangible assets				
Formulae	4 to 33	$203,084	$ 94,980	$108,104
Customer-related intangibles	5 to 33	115,250	36,436	78,814
Trademarks/names	5 to 40	25,493	7,198	18,295
Other	1 to 40	55,454	21,324	34,130
Total Amortized Intangibles		399,281	159,938	239,343
Unamortized intangible assets				
Trade names		145,027		145,027
Total Other Intangible Assets		$544,308	$159,938	$384,370
As of May 31, 2007				
Amortized intangible assets				
Formulae	10 to 33	$199,076	$ 84,086	$114,990
Customer-related intangibles	7 to 33	101,628	29,548	72,080
Trademarks/names	5 to 40	21,341	5,635	15,706
Other	3 to 30	32,739	18,603	14,136
Total Amortized Intangibles		354,784	137,872	216,912
Unamortized intangible assets				
Trade names		136,508		136,508
Total Other Intangible Assets		$491,292	$137,872	$353,420

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2008, 2007 and 2006 was $20.6 million, $20.1 million and $15.7 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2009 - $21.1 million, 2010 - $20.1 million, 2011 - $19.4 million, 2012 - $18.8 million and 2013 - $18.5 million.

11) Depreciation

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 25 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 25 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

As required by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review long-lived assets for impairment when circumstances indicate that the carrying values of these assets may not be recoverable. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted future cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded for the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, internal appraisals or external appraisals, as applicable. Assets to be disposed of are carried at the lower of their carrying value or estimated net realizable value.

12) Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

13) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2008, 2007 and 2006, shipping costs were $124.2 million, $119.1 million and $117.5 million, respectively.

14) Advertising Costs

Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2008, 2007 and 2006, advertising costs were $39.9 million, $38.6 million and $33.9 million, respectively.

15) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2008, 2007 and 2006 were $40.2 million, $34.7 million and $32.3 million, respectively.

16) Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock, stock options and stock appreciation rights ("SARs"). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

Effective June 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," utilizing the modified-prospective method of accounting. Due to our previous adoption of the fair value recognition provisions under SFAS No. 123, "Accounting for Stock-Based Compensation," as of June 1, 2004, and due to the fact that all unvested awards at the time of adoption were being recognized under a fair value approach, our adoption of SFAS No. 123(R) did not materially impact our operating income, earnings per share or cash flows for any of the periods presented herein. Refer to Note E, "Stock-Based Compensation," for further discussion.

17) Interest Expense, Net

Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2008, 2007 and 2006 was $13.3 million, $11.0 million and $6.5 million, respectively.

18) Income Taxes

The provision for income taxes is calculated using the liability method. Under the liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.

We have not provided for U.S. income and foreign withholding taxes on approximately $782.2 million of foreign subsidiaries' undistributed earnings as of May 31, 2008, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

19) Earnings (Loss) Per Share of Common Stock

Our basic earnings per share calculation is based on the weighted-average number of shares of common stock outstanding. Our diluted earnings per share calculation is based on the weighted-average number of shares of common stock outstanding adjusted for the number of additional shares that would have been outstanding had all potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, nonvested share awards and shares issuable under our employee stock purchase plan, as well as shares of common stock that would have been issued pursuant to the assumed conversion of our convertible notes. Since the potentially dilutive shares related to the convertible notes are included in the calculation of diluted earnings per share, the related interest expense, net of tax, is added back to net earnings, as this interest would not have been paid if the convertible notes had been converted to common stock. Nonvested market-based stock awards and nonvested performance-based awards are included in the average diluted shares outstanding each period if established market or performance criteria have been met at the end of the respective periods.

The following table sets forth the computation of basic and diluted earnings (loss) per share of common stock:

Year ended May 31	2008	2007	2006[1]
(In thousands, except per share amounts)			
Shares Outstanding			
For computation of basic earnings per share of common stock			
Weighted-average shares – used for basic earnings per share	120,151	118,179	116,837
For computation of diluted earnings per share of common stock			
Net issuable common share equivalents	2,355	2,498	
Additional shares issuable assuming conversion of convertible securities	8,033	8,034	
Total shares for diluted earnings per share	130,539	128,711	116,837
Net Income (Loss)			
Net income (loss) applicable to shares of common stock for basic earnings per share	$ 47,709	$ 208,289	$ (76,205)
Add: Income effect of contingently issuable shares	3,065	3,085	
Net income (loss) applicable to shares of common stock for diluted earnings per share	$ 50,774	$ 211,374	$ (76,205)
Basic Earnings (Loss) Per Share of Common Stock	$ 0.40	$ 1.76	$ (0.65)
Diluted Earnings (Loss) Per Share of Common Stock	$ 0.39	$ 1.64	$ (0.65)

[1] For the year ended May 31, 2006, net issuable common share equivalents totaling 2.8 million shares, and shares relating to our convertible securities and their related income effect, totaling 8.0 million shares and $3.7 million, respectively, were not assumed in our computation of fully diluted earnings per share, since the result would have been anti-dilutive.

20) Other Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48, which clarifies the accounting for uncertainty, if any, in income taxes as recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," represents a significant change in the accounting and reporting of income taxes.

FIN 48 prescribes the accounting for uncertainty in income taxes by providing guidance on the recognition threshold and measurement of a position taken in a tax return or a position expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. The effective date of FIN 48 is for fiscal years beginning after December 15, 2006. We adopted this interpretation as of June 1, 2007. See Note C, "Income Taxes," for further details.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." SFAS No. 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. In accordance with the transition requirements of this pronouncement, we adopted the funded-status provisions in our Consolidated Balance Sheets as of May 31, 2007. Separately, SFAS No. 158 also requires employers to measure plan assets and obligations at their fiscal year-end balance sheet date. This requirement is effective for fiscal years ending after December 31, 2008. We decided to early-adopt the measurement date provisions of SFAS No. 158 for defined benefit plans as of the beginning of our current fiscal year, or June 1, 2007, with the exception of certain newly-added plans associated with acquisitions completed during fiscal 2007, for which we had already elected to apply a May 31, 2007 measurement date. Please refer to Note G, "Pension Plans," for further details.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for our fiscal year ending May 31, 2009. We are currently evaluating the impact, if any, the adoption of this statement will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115." SFAS No. 159 provides companies with the option to measure, at fair value, certain financial instruments and other items that are not currently required to be measured at fair value. Entities choosing the fair value option would be required to recognize subsequent changes in the fair value of those instruments and other items directly in earnings. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for our fiscal year ending May 31, 2009. We are currently evaluating the impact that the adoption of this statement will have on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," and SFAS No. 160, "Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS No. 141(R) and SFAS No. 160 are required to be adopted simultaneously. Under SFAS No. 141(R), upon initially obtaining control of another entity or business, an acquirer will recognize 100% of the fair values of assets acquired, including goodwill, and liabilities assumed, with limited exceptions, even if the acquirer has not acquired 100% of the target. Also, under SFAS No. 141(R), transaction costs will no longer be considered part of the fair value of an acquisition, and will be expensed as incurred. SFAS No. 160 requires entities to report noncontrolling (minority) interests in subsidiaries as equity in the Consolidated Financial Statements. We will adopt the provisions of these statements for our fiscal year ending May 31, 2010. The impact of the adoption will depend on the nature and significance of any future acquisitions subject to this statement.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)." The FSP requires the issuer of certain convertible debt instruments that may be settled in cash upon conversion to separately account for liability and equity components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. The FSP is effective for our fiscal year ending May 31, 2010.

Subsequent to the end of our fiscal year ended May 31, 2008, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. However, the transition guidance of the FSP requires retrospective application to all years presented. We do not expect the adoption of this FSP to have a material effect on our financial statements.

NOTE B — BORROWINGS

A description of long-term debt follows:

May 31	2008	2007
(In thousands)		
Unsecured 4.45% senior notes due October 15, 2009.[1]	$ 200,899	$ 193,711
Unsecured 6.25% senior notes due December 15, 2013.	200,000	200,000
Unsecured 6.50% senior notes due February 14, 2018.[2]	246,416	
Unsecured $297,000 face value at maturity 2.75% senior convertible notes due May 13, 2033.	150,214	150,042
Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged 5.36% at May 31, 2007.		100,000
Unsecured 6.70% senior notes due November 1, 2015.[3]	150,000	150,000
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR, averaged 2.91% for U.S. dollar denominated debt and 5.98% for Sterling Pound denominated debt at May 31, 2008.	110,777	123,017
Accounts receivable securitization program for $125,000 with two banks, through May 12, 2009. Interest averaged 3.11%		65,000
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2011.	15,315	6,287
	1,073,621	988,057
Less current portion	6,934	101,641
Total Long-Term Debt, Less Current Maturities	$ 1,066,687	$ 886,416

[1] We entered into an interest rate swap, which has the effect of converting this fixed-rate note to variable rates based on the six-month London Interbank Offered Rate (LIBOR). The weighted-average effective rate was 3.41% as of May 31, 2008.

[2] The $250.0 million face amount of the notes due 2018 is adjusted for the original issue discount of $3.6 million, which effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704%.

[3] We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2008 are as follows: 2009 — $6.9 million; 2010 — $205.1 million; 2011 — $0.8 million; 2012 — $261.4 million (including $150.2 million of 2.75% Senior Convertible Notes); 2013 - $0.4 million; and thereafter $599.0 million. Additionally, at May 31, 2008, we had unused lines of credit totaling $395.1 million.

In June 2002, we established an accounts receivable securitization program with several banks for certain of our subsidiaries, providing for a wholly owned special purpose entity ("SPE") to receive investments of up to $125.0 million. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly owned consolidated subsidiary of RPM International Inc., and are not available to satisfy claims of our creditors until the participating banks' obligations have been paid in full. This securitization is accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by two banks. This transaction did not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. This transaction increased our liquidity and reduced our financing costs by replacing up to $125.0 million of existing borrowings at lower interest rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. In May 2006, we extended the program for an additional three years through May 2009. Under this agreement, we had no outstanding balance as of May 31, 2008 and an outstanding balance of $65.0 million as of May 31, 2007.

In May 2003, we issued $297.0 million face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of RPM International Inc. common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter in which the closing price of the common stock is greater than $22.41 per share for at least 20 trading days, within the 30 consecutive trading day period on the last trading day of the calendar quarter. As further defined in the Indenture, the Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. In June 2008, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. Refer to Note L, "Subsequent Events," for further details.

In December 2003, we issued and sold $200.0 million of 6.25% Senior Notes due 2013 as a means of refinancing. The entire net proceeds of $197.0 million from this offering were used to repay in full the $128.0 million of then-outstanding borrowings under our $500.0 million revolving credit facility and $69.0 million of the then-outstanding $72.0 million balance under our receivable securitization program.

On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. We used a portion of the net proceeds to pay off our $15.0 million, 6.12% Senior Notes due 2004, which matured on November 15, 2004 and also our then outstanding $68.0 million of commercial paper. As of May 31, 2008 and 2007, the fair value of this interest-rate swap was $(0.9) million and $6.3 million, respectively. These amounts are reflected in other long-term liabilities on the Consolidated Balance Sheets.

On October 19, 2005, RPM United Kingdom G.P., an indirect wholly owned finance subsidiary of RPM International Inc., issued and sold $150.0 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by RPM International Inc. The total net proceeds of the offering of the Senior Unsecured Notes were used to refinance $138.0 million of revolving credit facility borrowings in conjunction with the August 31, 2005 acquisition of illbruck Sealant Systems, and for other general corporate purposes. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed-rate borrowing of 5.31%. As of May 31, 2008 and 2007, the fair value of this cross-currency swap was $32.5 million and $13.5 million, respectively, which is reflected in other long-term liabilities on the Consolidated Balance Sheets.

On December 29, 2006, we replaced our $330.0 million revolving credit facility with a new $400.0 million five-year credit facility (the "Credit Facility"). The Credit Facility will be used for working capital needs and general corporate purposes, including acquisitions. The Credit Facility provides for borrowings in U.S. dollars and several foreign currencies and also provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the Credit Facility may be expanded upon our request by up to an additional $175.0 million, thus potentially expanding the Credit Facility to $575.0 million, subject to lender approval. As of May 31, 2008, we had $110.8 million in outstanding borrowings under the Credit Facility.

On February 20, 2008, we sold $250.0 million of 6.50% Senior Notes due February 15, 2018. The net proceeds of the sale, approximating $244.7 million, were used to repay $100.0 million of our Unsecured Senior Notes due March 1, 2008; $125.0 million outstanding under our accounts receivable securitization program; and $19.0 million in short-term borrowings under our revolving credit facility.

NOTE C — INCOME TAXES

The provision for income taxes is calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes using the liability method.

Income (loss) before income taxes as shown in the Consolidated Statements of Income consisted of the following:

Year Ended May 31	2008	2007	2006
(In thousands)			
United States	$ (94,164)	$ 215,859	$ (181,282)
Foreign	133,218	91,676	58,807
Income (Loss) Before Income Taxes	$ 39,054	$ 307,535	$ (122,475)

Provision (benefit) for income taxes consists of the following:

Year Ended May 31	2008	2007	2006
(In thousands)			
Current:			
U.S. federal	$ 19,793	$ 28,276	$ 35,035
State and local	8,145	7,007	7,232
Foreign	37,295	31,223	22,771
Total Current	65,233	66,506	65,038
Deferred:			
U.S. federal	(69,643)	36,455	(108,373)
State and local	(3,039)	(264)	(3,798)
Foreign	(1,206)	(3,451)	863
Total Deferred	(73,888)	32,740	(111,308)
Provision (Benefit) for Income Taxes	$ (8,655)	$ 99,246	$ (46,270)

The significant components of deferred income tax assets and liabilities as of May 31, 2008 and 2007 were as follows:

	2008	2007
(In thousands)		
Deferred income tax assets related to:		
Inventories	$ 7,572	$ 7,234
Allowance for losses	759	532
Accrued compensation and benefits	30,920	41,730
Asbestos-related liabilities	196,413	125,932
Accrued other expenses	2,041	3,348
Other long-term liabilities	24,062	21,145
Net operating loss and credit carryforwards	30,898	31,142
Total Deferred Income Tax Assets	292,665	231,063
Less: valuation allowances	(23,222)	(21,838)
Net Deferred Income Tax Assets	269,443	209,225
Deferred income tax (liabilities) related to:		
Depreciation	(54,754)	(56,408)
Pension and other postretirement benefits	(7,531)	(10,101)
Amortization of intangibles	(107,566)	(102,643)
Total Deferred Income Tax (Liabilities)	(169,851)	(169,152)
Deferred Income Tax Assets (Liabilities), Net	$ 99,592	$ 40,073

At May 31, 2008, we had U.S. federal foreign tax credit carryforwards of approximately $13.4 million, which expire starting in 2012. Additionally we had approximately $13.3 million of state net operating loss carryforwards that expire at various dates beginning in 2009 and foreign net operating loss carryforwards of approximately $52.0 million at May 31, 2008, of which approximately $3.3 million will expire at various dates beginning in 2010 and approximately $48.7 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

We have determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, as well as anticipated foreign source income, will be significant enough to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $23.2 million and $21.8 million have been recorded as of May 31, 2008 and 2007, respectively.

Valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of a valuation allowance that was recorded in purchase accounting would reduce goodwill. In the current year, a reversal of approximately $0.4 million of valuation allowance was allocated to goodwill.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31	2008	2007	2006
(In thousands)			
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$ 13,669	$ 107,637	$ (42,866)
Impact of foreign operations	(23,478)	(11,627)	(7,859)
State and local income taxes, net of federal income tax benefit	3,319	4,383	2,232
Tax benefits from the extraterritorial income exclusion	-	(348)	(783)
Tax benefits from the domestic manufacturing deduction	(1,894)	(1,352)	(1,026)
Nondeductible business expense	1,591	1,516	1,378
Valuation allowance	(1,614)	2,527	4,760
Other	(248)	(3,490)	(2,106)
Provision (Benefit) for Income Tax Expense	$ (8,655)	$ 99,246	$ (46,270)
Effective Income Tax Rate	(22.2)%	32.3%	37.8%

On June 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). The cumulative effect of applying this interpretation has been recorded as a $1.7 million decrease to retained earnings. Our unrecognized tax benefits upon adoption were $2.8 million, of which $1.9 million would affect the effective tax rate, if recognized. As of May 31, 2008 our unrecognized tax benefits were $3.2 million, of which $2.4 million would impact the effective tax rate, if recognized. The following table reconciles the unrecognized tax benefits from June 1, 2007 to May 31, 2008:

(In millions)	
Balance at June 1, 2007	$ 2.8
Additions based on tax positions related to current year	0.4
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Balance at May 31, 2008	$ 3.2

We recognize interest and penalties related to unrecognized tax benefits in income tax expense, consistent with our accounting method prior to adopting FIN 48. At May 31, 2008, the accrual for interest and penalties totaled $1.3 million. We do not anticipate any significant changes to the total unrecognized tax benefits within the next 12 months. In conjunction with the adoption of FIN 48, unrecognized tax benefits have been classified as other long-term liabilities unless expected to be paid in one year.

We file income tax returns in the U.S. and various state, local and foreign jurisdictions. As of May 31, 2008 we are subject to U.S. federal income tax examinations for the fiscal years 2005 through 2008. In addition, with limited exceptions, we are subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2002 through 2008.

NOTE D — COMMON STOCK

Our Stockholder Rights Plan provides existing stockholders the right to purchase stock of RPM International Inc. at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2008 and expire in May 2009.

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of RPM International Inc. common stock at our discretion for general corporate purposes. Our current intent is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. We expect to repurchase between approximately one to two million shares during our fiscal year ending May 31, 2009.

NOTE E — STOCK-BASED COMPENSATION

Effective June 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," utilizing the modified-prospective method of accounting. Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, stock options and SARs. We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year ended May 31	2008	2007	2006
(In thousands)			
Selling, general and administrative expense	$13,396	$10,509	$ 6,719
Income tax (benefit)	(4,074)	(3,381)	(1,852)
Total stock-based compensation expense	$ 9,322	$ 7,128	$ 4,867

Total unrecognized compensation cost related to non-vested awards at May 31, 2008 was $4.4 million, and is expected to be recognized over a weighted-average period of approximately three years.

We grant stock-based incentive awards to our employees and/or directors of the company under various share-based compensation plans. Plans that include stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the "1996 Plan") and the 2004 Omnibus Equity and Incentive Plan (the "Omnibus Plan"), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the "2003 Plan") and the 2007 Restricted Stock Plan (the "2007 Plan"). The 2007 Plan succeeded the 1997 Restricted Stock Plan ("1997 Plan"), which expired by its terms at May 31, 2007.

Stock Option Plans

Stock options are awards which allow our employees to purchase shares of RPM International Inc. common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of stock options and SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended May 31	2008	2007	2006
Risk-free interest rate	4.5%	4.6%	4.2%
Expected life of option	7.5 yrs	6.7 yrs	6.0 yrs
Expected dividend yield	3.3%	3.7%	3.6%
Expected volatility rate	26.7%	27.4%	27.7%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on historical volatility of our shares of common stock.

The 1996 Plan, which expired by its terms on August 15, 2006, provided for the granting of stock options for up to 9,000,000 shares. Stock options were granted to employees and directors at an exercise price equal to the fair market value of RPM International Inc. stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2008 to October 2014. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. The total fair value of shares vested during the year ended May 31, 2008 was $1.8 million. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. A total of 6,000,000 shares of our common stock may be subject to awards under the Omnibus Plan. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, any number of shares that remain available after "full-value" awards are granted, or up to a maximum of 6,000,000 shares, may be in the form of SARs grants or other types of awards other than "full-value" awards such as restricted stock awards, restricted stock unit awards, performance share awards or performance unit awards. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2008, there were 1,512,000 SARs outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these Plans during the three fiscal years ended May 31:

Share-Based Payments	2008 Weighted Average Exercise Price	2008 Number of Shares Under Option	2007 Weighted Average Exercise Price	2007 Number of Shares Under Option	2006 Weighted Average Exercise Price	2006 Number of Shares Under Option
(In thousands, except per share amounts)						
Balance at June 1	$ 14.67	4,950	$ 14.34	6,414	$ 13.90	6,764
Options granted	$ 22.88	600	$ 18.80	380	$ 17.65	560
Options canceled/expired	$ 15.58	(24)	$ 14.75	(43)	$ 14.48	(87)
Options exercised	$ 14.64	(784)	$ 14.37	(1,801)	$ 12.93	(823)
Balance at May 31	$ 15.71	4,742	$ 14.67	4,950	$ 14.34	6,414
Exercisable at May 31	$ 14.09	3,548	$ 13.73	3,630	$ 13.68	4,587

At May 31, 2008, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $41.8 million and 5.3 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $37.0 million and 4.2 years, respectively. Stock options granted during the years ended May 31, 2008, 2007 and 2006 included exercise prices equivalent to the stock price on the date of grant and weighted-average grant-date fair values of $5.61, $4.34 and $4.04, respectively. Total share options and SARs, included in the table above, had weighted-average exercise prices of $15.71, $14.67 and $14.34 for the years ended May 31, 2008, 2007 and 2006, respectively.

The total intrinsic value of options exercised during the years ended May 31, 2008, 2007 and 2006 was $6.6 million, $12.8 million and $4.6 million, respectively. There was a tax benefit of $1.8 million, $3.7 million and $0.4 million realized for the tax deductions from option exercises of the share-based payment for the year ended May 31, 2008, 2007 and 2006, respectively.

The fair values of all nonvested share-based payment awards have been calculated using the market value of the shares on the date of issuance. We anticipate that approximately 1.1 million shares at a weighted-average exercise price of $20.51 and a weighted-average remaining contractual term of 8.46 years will ultimately vest under these plans.

A summary of the status of our nonvested share-based payment awards as of May 31, 2008, and the changes during the year then-ended, is incorporated as follows:

Nonvested Share-Based Payment Awards

(Shares in thousands)	Weighted Average Grant-Date Fair Value	Number of Shares Under Option	Weighted Average Remaining Contractual Term
June 1, 2007	$ 4.21	1,320	
Granted	$ 5.61	600	
Vested	$ 4.18	(724)	
Forfeited/expired	$ 4.10	(2)	
May 31, 2008	$ 4.94	1,194	8.46

Restricted Stock Plans

We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of RPM International Inc. common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. A description of our restricted stock plans follows.

Under the Omnibus Plan, as previously discussed, a total of 6,000,000 shares of our common stock may be subject to awards. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, up to 3,000,000 shares may be subject to "full-value" awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. During the fiscal year ended May 31, 2008, we granted 415,250 shares of performance-earned restricted stock under the Omnibus Plan at a weighted-average grant price of $22.88. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. In July 2007, performance-contingent restricted stock ("PCRS") awards were approved. PCRS awards were made pursuant to the Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. During the fiscal year ended May 31, 2008, we granted PCRS awards covering 351,000 shares at a weighted-average grant price of $23.47. Up to 1,205,150 shares of our common stock may be subject to awards under the Omnibus Plan.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not employees of RPM International Inc. are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. For the year ended May 31, 2008, 22,000 shares were granted at a weighted-average price of $22.88 per share, with 389,400 shares available for future grant. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.6 million at May 31, 2008, is being amortized over a three-year vesting period. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments.

The 1997 Plan expired by its terms at May 31, 2007, and was succeeded by the 2007 Plan. Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. During the year ended May 31, 2008, a total of 48,009 shares were awarded under the 2007 Plan at a weighted-average price of $23.47. As of May 31, 2008, 951,991 shares were available for future issuance under the 2007 Plan. At May 31, 2008, unamortized deferred compensation expense of $0.6 million relating to the 2007 Plan, and an additional $0.6 million remaining under the 1997 Plan, is being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2008:

Nonvested Restricted Shares

(Shares in thousands)	Weighted Average Grant-Date Fair Value	Number of Shares
June 1, 2007	$ 15.98	1,688
Granted	$ 23.16	836
Vested	$ 14.82	(870)
Forfeited/expired	$ 19.15	(20)
May 31, 2008	$ 20.23	1,634

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2008 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 2.1 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2008, 2007 and 2006, the weighted-average grant-date fair value for restricted share grants was $23.16, $18.78 and $17.76, respectively. The total fair value of shares vested during the years ended May 31, 2008, 2007 and 2006 was $12.9 million, $0.8 million and $0.8 million, respectively. We anticipate that approximately 1.6 million shares at a weighted-average grant-date fair value of $20.23 and a weighted-average remaining contractual term of 2.2 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 23,139 shares of restricted stock were vested at June 1, 2007, with 13,994 restricted shares vested as of May 31, 2008. The total intrinsic value of restricted shares converted during the years ended May 31, 2008, 2007 and 2006 was $8.5 million, $1.1 million and $0.9 million, respectively.

Total unrecognized compensation cost related to nonvested restricted shares of common stock awards granted was $15.8 million as of May 31, 2008. That cost is expected to be recognized over a weighted-average period of 2.2 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2008.

NOTE F — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2008:

May 31	
(In thousands)	
2009	$ 37,373
2010	28,331
2011	19,534
2012	13,521
2013	10,522
Thereafter	41,455
Total Minimum Lease Commitments	**$ 150,736**

Total rental expense for all operating leases amounted to $38.5 million in fiscal 2008, $28.8 million in fiscal 2007 and $26.8 million in fiscal 2006.

NOTE G — PENSION PLANS

We sponsor several pension plans for our employees, including our principal plan (the "Retirement Plan"), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans that are governed by local statutory requirements.

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2009, we expect to contribute approximately $10.3 million to the retirement plans in the U.S. and approximately $7.5 million to our foreign plans.

Net periodic pension cost consisted of the following for the three years ended May 31, 2008:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2008	2007	2006	2008	2007	2006
Service cost	$ 14,240	$ 13,224	$ 13,270	$ 3,282	$ 3,135	$ 2,475
Interest cost	10,296	9,063	8,245	6,545	5,095	4,741
Expected return on plan assets	(13,319)	(11,428)	(10,108)	(6,725)	(5,047)	(4,599)
Amortization of:						
Prior service cost	240	193	194	16	22	
Net gain on adoption of SFAS No. 87			(2)			
Net actuarial (gains) losses recognized	1,415	2,397	2,375	1,509	1,803	1,511
Curtailment/settlement (gains) losses		65		(699)		
Net Pension Cost	**$ 12,872**	**$ 13,514**	**$ 13,974**	**$ 3,928**	**$ 5,008**	**$ 4,128**

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2008 and 2007, were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2008	2007	2008	2007
Benefit obligation at beginning of year	$ 177,920	$ 161,669	$ 123,580	$103,713
Service cost	14,240	13,224	3,282	3,135
Interest cost	10,296	9,063	6,545	5,095
Service and interest cost during gap period*	6,100		2,252	
Benefits paid	(14,985)	(11,558)	(4,937)	(3,057)
Participant contributions			883	903
Acquisitions			2,084	5,422
Plan amendments	1,208			
Actuarial (gains) losses	(9,210)	5,666	(14,887)	2,997
Settlements/Curtailments		(144)	(888)	
Premiums paid			(58)	(143)
Currency exchange rate changes			12,715	5,515
Benefit Obligation at End of Year	$ 185,569	$ 177,920	$ 130,571	$123,580
Fair value of plan assets at beginning of year	$ 143,798	$ 130,268	$ 94,359	$ 72,982
Actual return on plan assets	8,588	11,442	1,291	6,600
Employer contributions	10,483	13,790	11,229	7,597
Participant contributions			883	903
Acquisitions			1,361	5,612
Benefits paid	(14,985)	(11,558)	(4,937)	(3,057)
Settlements		(144)		
Premiums paid			(58)	(143)
Currency exchange rate changes			11,296	3,865
Fair Value of Plan Assets at End of Year	$ 147,884	$ 143,798	$ 115,424	$ 94,359
(Deficit) of plan assets versus benefit obligations at end of year	$ (37,685)	$ (34,122)	$ (15,147)	$(29,221)
Contributions after measurement date		61		2,437
Net Amount Recognized	$ (37,685)	$ (34,061)	$ (15,147)	$(26,784)
Accumulated Benefit Obligation	$ 142,408	$ 135,463	$ 114,576	$108,749

* Adjustments resulting from the current-year adoption of SFAS No. 158 measurement date provisions.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2008 and 2007 are as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2008	2007	2008	2007
Noncurrent assets	$ 334	$ -	$ 3,394	$ 275
Current liabilities	(104)	(104)	(442)	(296)
Noncurrent liabilities	(37,915)	(33,957)	(18,099)	(26,763)
Net Amount Recognized	$ (37,685)	$ (34,061)	$ (15,147)	$(26,784)

The following table summarizes the relationship between our plants' benefit obligations and assets:

	U.S. Plans			
	2008		2007	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$ 182,142	$ 144,122	$ 177,920	$ 143,798
Plans with accumulated benefit obligation in excess of plan assets	$ 1,864	$ 1,305	$ 1,850	$ 1,095
Plans with assets in excess of projected benefit obligations	$ 3,427	$ 3,762		
Plans with assets in excess of accumulated benefit obligations	$ 140,544	$ 146,579	$ 133,613	$ 142,703

	Non-U.S. Plans			
	2008		2007	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$110,230	$ 91,689	$117,909	$ 88,414
Plans with accumulated benefit obligation in excess of plan assets	$ 47,080	$ 40,292	$103,232	$ 88,414
Plans with assets in excess of projected benefit obligations	$ 20,341	$ 23,735	$ 5,671	$ 5,945
Plans with assets in excess of accumulated benefit obligations	$ 67,496	$ 75,132	$ 5,517	$ 5,945

The following table presents the pre-tax net loss, prior service cost/(credits) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings for the year ended May 31, 2008:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net loss	$ (43,169)	$ (26,343)
Prior service costs/(credits)	(3,067)	(32)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$ (46,236)	$ (26,375)

The following table presents estimated net loss, estimated prior service costs/(credits) and estimated transition assets/(obligations) of our pension plans that will be amortized from accumulated other comprehensive income (loss) not affecting retained earnings into net periodic pension cost and recorded in the Consolidated Statements of Income during the fiscal year ending May 31, 2009:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net loss	$ (2,235)	$ (1,243)
Prior service costs/(credits)	$ (341)	$ (4)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans	
Year-End Benefit Obligations	2008	2007	2008	2007
Discount rate	6.50%	5.75%	5.88%	5.00%
Rate of compensation increase	3.78%	3.79%	3.97%	3.88%

	U.S. Plans			Non-U.S. Plans		
Net Periodic Pension Cost	2008	2007	2006	2008	2007	2006
Discount rate	6.00%	5.75%	5.75%	5.23%	4.89%	5.40%
Expected return on plan assets	8.75%	8.75%	8.75%	6.38%	6.68%	6.93%
Rate of compensation increase	3.79%	3.73%	3.50%	3.88%	3.39%	3.63%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans

	Target Allocation as of May 31, 2008	Actual Asset Allocation 2008	2007
Equity securities	70%	70%	69%
Fixed income securities	25%	21%	20%
Cash		4%	6%
Other	5%	5%	5%
Total assets	100%	100%	100%

Non-U.S. Plans

	Target Allocation as of May 31, 2008	Actual Asset Allocation 2008	2007
Equity securities	45%	46%	45%
Fixed income securities	48%	48%	47%
Cash	1%	2%	1%
Property and other	6%	4%	7%
Total assets	100%	100%	100%

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. The Plan Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations. In general, investments for all plans are managed by private investment managers, reporting to our Investment Committee on a regular basis.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the United States. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $10.7 million, $9.5 million and $8.6 million for the years ending May 31, 2008, 2007 and 2006, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $15.4 in 2009; $16.2 in 2010; $17.8 in 2011; $21.4 in 2012; and $21.8 in 2013. In the five years thereafter (2014-2018) we expect to pay $138.5 million.

Implementation of SFAS No. 158

As outlined in Note A, "Summary of Significant Accounting Policies," during the fiscal year ended May 31, 2007, we adopted the provisions of SFAS No. 158. Note A (20) outlines in detail the provisions under SFAS No. 158, which requires the recognition of the funded status of each defined benefit pension plan and nonpension, postretirement benefit plan on the balance sheet. Under these new provisions, each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of SFAS No. 158, due to previously unrecognized actuarial gains and losses and prior service costs or credits, as well as future gains and losses and plan changes, was recognized as a component of accumulated other comprehensive income (loss) in the stockholders' equity section of the balance sheet, net of applicable taxes.

Separately, SFAS No. 158 also requires employers to measure plan assets and obligations at their fiscal year-end balance sheet date. This requirement is effective for fiscal years ending after December 31, 2008. We decided to early-adopt the measurement date provisions of SFAS No. 158 for defined benefit plans as of the beginning of our current fiscal year, June 1, 2007. The transition from a previous measurement date of February 28 to May 31, beginning with our fiscal year ended May 31, 2008, required us to reduce our consolidated retained earnings as of June 1, 2007 by $3.3 million to recognize the one-time after-tax effect of an additional three months of net periodic benefit expense for our retirement and postretirement benefit plans.

As a result of applying the measurement-date provisions, the balance sheet adjustments as of June 1, 2007 were as follows:

(In thousands)	Increase (Decrease)
Other long-term assets	$ (3,428)
Deferred income tax liabilities	1,053
Other long-term liabilities	(12,870)
Retained earnings	(3,270)
Accumulated other comprehensive income	11,658

NOTE H — POSTRETIREMENT HEALTH CARE BENEFITS

We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees. Eligibility for these benefits is based upon minimum age and service requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2008:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2008	2007	2006	2008	2007	2006
Service cost - Benefits earned during this period	$ -	$ -	$ -	$ 531	$ 468	$ 365
Interest cost on the accumulated obligation	522	542	615	725	626	539
Amortization of prior service cost	(28)	(28)	(27)			
Amortization of unrecognized losses			59	96	96	47
Net Periodic Postretirement Expense	$ 494	$ 514	$ 647	$ 1,352	$ 1,190	$ 951

The changes in the benefit obligations of the plans at May 31, 2008 and 2007 were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2008	2007	2008	2007
Accumulated postretirement benefit obligation at beginning of year	$ 9,072	$ 9,434	$ 12,372	$ 10,824
Service cost			531	468
Interest cost	522	542	725	626
Benefit payments	(736)	(862)	(262)	(220)
Medicare subsidy received	107	150		
Actuarial (gains)	(2,013)	(192)	(2,542)	
Currency exchange rate changes			948	674
Accumulated and accrued postretirement benefit obligation at end of year	$ 6,952	$ 9,072	$ 11,772	$ 12,372

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

The following table presents the amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2008 and 2007:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2008	2007	2008	2007
Current liabilities	$ (626)	$ (760)	$ (291)	$ (238)
Noncurrent liabilities	(6,326)	(8,312)	(11,481)	(12,134)
Net Amount Recognized	$ (6,952)	$ (9,072)	$ (11,772)	$ (12,372)

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans	
Year-End Benefit Obligations	2008	2007	2008	2007
Discount rate	6.50%	6.00%	6.50%	5.50%
Current healthcare cost trend rate	8.50%	9.00%	6.50%	7.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	4.50%	4.50%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2012	2012

	U.S. Plans			Non-U.S. Plans		
Net Periodic Postretirement Benefit Cost	2008	2007	2006	2008	2007	2006
Discount rate	6.00%	6.00%	5.75%	5.50%	5.50%	6.00%
Healthcare cost trend rate	9.00%	9.50%	10.00%	7.00%	7.00%	8.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	4.50%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2015	2012	2008	2008

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2008 and 2007:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2008	2007	2008	2007
1% Increase in trend rate				
Accumulated Benefit Obligation	$ 540	$ 760	$ 2,901	$ 2,753
Postretirement Cost	46	48	371	270
1% Decrease in trend rate				
Accumulated Benefit Obligation	$ (477)	$ (666)	$ (1,902)	$ (1,603)
Postretirement Cost	(40)	(42)	(149)	(177)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2014-2018) we expect to pay a cumulative total of $5.6 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for all years since inception.

In accordance with the provision of FASB Staff Position FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," we have included the impact of our portion of the subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2008 and 2007. The impact of the subsidy resulted in a reduction in our benefit obligation of approximately $1.5 million and $1.7 million at May 31, 2008 and 2007, respectively, and a $0.1 million and $0.2 million decrease in net periodic cost for the years ended May 31, 2008 and 2007, respectively. For the fiscal years ended May 31, 2008 and 2007, we received reimbursements from Medicare related to this new law amounting to $106,820 and $150,311, respectively.

NOTE I — CONTINGENCIES AND LOSS RESERVES

Accrued loss reserves and asbestos-related liabilities consist of the following:

May 31	2008	2007
(In thousands)		
Accrued product liability reserves	$ 56,500	$ 55,063
Accrued warranty reserves	8,055	7,195
Accrued environmental reserves	7,426	10,920
Accrued loss reserves - current	71,981	73,178
Asbestos-related liabilities - current	65,000	53,000
Total Reserves - Current	$ 136,981	$ 126,178
Accrued product liability reserves - noncurrent	$ 8,518	$ 8,837
Accrued warranty reserves - noncurrent		1,482
Accrued environmental reserves - noncurrent	5,455	
Accrued loss reserves - noncurrent	13,973	10,319
Asbestos-related liabilities - noncurrent	494,745	301,268
Total Reserves - Noncurrent	$ 508,718	$ 311,587

Certain of our wholly owned subsidiaries, collectively referred to as the "subsidiaries," principally Bondex International, Inc., are defendants in various asbestos-related bodily injury lawsuits filed in various state courts with the vast majority of current claims pending in six states — Ohio, Texas, Florida, Mississippi, Maryland and Illinois. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products previously manufactured by our subsidiaries or others.

As of May 31, 2008, our subsidiaries had a total of 11,202 active asbestos cases compared to a total of 10,824 cases as of May 31, 2007. For the quarter ended May 31, 2008, our subsidiaries secured dismissals and/or settlements of 664 cases and made total payments of $15.0 million, which included defense-related payments of $7.7 million. For the comparable period ended May 31, 2007, dismissals and/or settlements covered 608 cases and total payments were $18.6 million, which included defense-related payments of $7.4 million. For the year ended May 31, 2008, our subsidiaries secured dismissals and/or settlements of 1,546 cases and made total payments of $82.6 million, which included defense-related payments of $39.7 million. For the comparable period ended May 31, 2007, dismissals and/or settlements covered 1,900 cases and total payments were $67.0 million, which included defense-related payments of $27.7 million. During the current fiscal year, our subsidiaries have had higher year-over-year, defense-related payments as a result of implementing various changes to our management and defense of asbestos claims, including transitioning to a new claims intake and database service provider. To facilitate this transition and other related changes, we have necessarily incurred some duplicate defense-related payments over the prior-year period. We estimate that our subsidiaries have spent approximately $13.0 million more on defense than they otherwise would have spent due to these added transitional expenses, which were completed during the quarter ended February 29, 2008. Excluding these added year-to-date transitional payments, our subsidiaries' ongoing core defense expenditures would be in line with comparable prior-year levels.

Excluding defense-related payments, the average payment made to settle or dismiss a case approximated $11,000 and $18,000 for each of the quarters ended May 31, 2008 and 2007, respectively; and $28,000 and $21,000 for each of the years ended May 31, 2008 and 2007, respectively. The amount and timing of dismissals and settlements can fluctuate significantly from period to period, resulting in volatility in the average cost to resolve a case in any given quarter or year. In addition, in some jurisdictions, cases may involve more than one individual claimant. As a result, average settlement or dismissal payments made on a per case basis are not necessarily reflective of the payment amounts on a per claimant basis. For example, the average amount paid to settle or dismiss a case can vary widely depending on a variety of factors, including the mix of malignancy and non-malignancy claimants, and the amount of defense expenditures incurred during the period.

Estimating the future cost of asbestos-related contingent liabilities was and continues to be subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the subsidiaries' third-party insurers; (iv) future earnings and cash flow of our subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on our subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture, which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to products for which one of our subsidiaries is responsible and the claimants' diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates.

In fiscal 2006, we retained Crawford & Winiarski ("C&W"), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist us in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims. The methodology used by C&W to project our liability for unasserted-potential-future-asbestos-related claims included C&W doing an analysis of: (a) widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) historical rate at which mesothelioma incidences resulted in the payment of claims by us; (d) historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) historical ratio of mesothelioma-related-indemnity payments to non-mesothelioma indemnity payments; and (f) historical defense costs and their relationship with total indemnity payments.

During fiscal 2006, we recorded a liability for asbestos claims in the amount of $380.0 million, while paying out $59.9 million for dismissals and/or settlements, which resulted in our accrued liability balance moving from $101.2 million at May 31, 2005 to $421.3 million at May 31, 2006. This increase was based largely upon C&W's analysis of our total estimated liability for unasserted-potential-future-asbestos-related claims through May 31, 2016. This amount was also calculated on a pre-tax basis and was not discounted for the time value of money. In light of the uncertainties inherent in making long-term projections, we determined at that time that a ten-year period was the most reasonable time period over which reasonably accurate estimates might still be made for projecting asbestos liabilities and defense costs and, accordingly, our accrual did not include asbestos liabilities for any period beyond ten years.

We have reviewed and evaluated our ten-year asbestos liability established as of May 31, 2006, for developments in the fiscal year ending May 31, 2008. As part of this review and evaluation process, the credibility of epidemiological studies of our mesothelioma claims, first introduced to management by C&W some two-and-one-half years ago, was validated. At the core of our evaluation process and the basis of C&W's actuarial work on behalf of Bondex, is the *Nicholson Study*. The *Nicholson Study* is the most widely recognized reference in bankruptcy trust valuations, global settlement negotiations and the Congressional Budget Offices' work done on the proposed FAIR Act in 2006. Based on our ongoing comparison of the *Nicholson Study* projections and Bondex's specific actual experience, which continues to bear an extremely close correlation to the study's projections, we decided to extend our asbestos liability projection out to twenty years. C&W assisted us in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims out to that twenty-year period.

C&W has projected that the cost of extending the asbestos liability to twenty years, coupled with an updated evaluation of our current known claims to reflect our most recent actual experience, would be $288.1 million. By adding $288.1 million to our existing asbestos liability, the total asbestos-related balance sheet liabilities at May 31, 2008 are $559.7 million, with $65.0 million thereof estimated to be the short-term liability due in fiscal 2009. The balance of $494.7 million is reflected as a long-term liability. The material components of the accruals are: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing laws of the states in which these claims are pending; (iv) outside defense counsel's opinions and recommendations with respect to the merits of such claims; and (v) analysis of projected liabilities for unasserted potential future claims.

In determining the amount of our asbestos liability, we relied on assumptions that are based on currently known facts and projection models. Our actual expenses could be significantly higher or lower than those recorded if assumptions used in our calculations vary significantly from actual results. Key variables in these assumptions include the period of exposure to asbestos claims, the number and type of new claims to be filed each year, the rate at which mesothelioma incidences result in compensable claims against us, the average cost of disposing of each such new claim, the dismissal rates each year and the related annual defense costs. Furthermore, predictions with respect to these variables are subject to greater uncertainty as the projection period lengthens. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed, the average cost of resolving each such claim and the quality of the product identification, could change our estimated liability, as could any substantial adverse verdict at trial. A federal legislative solution, further state tort reform or a structured-settlement transaction could also change the estimated liability.

Subject to the foregoing variables, and based on currently available data, we believe that our current asbestos liability is sufficient to cover asbestos-related expenses for our known pending and unasserted-potential-future-asbestos-related claims through 2028. However, given the uncertainties associated with projecting matters into the future and numerous other factors outside of our control, we believe that it is reasonably possible we may incur additional material asbestos liabilities in periods before 2028. Due to the uncertainty inherent in the process undertaken to estimate our losses, we are unable at the present time to estimate an additional range of loss in excess of our existing accruals. While it is reasonably possible that such excess liabilities could be material to operating results in any given quarter or year, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

During fiscal 2004, certain of our subsidiaries' third-party insurers claimed exhaustion of coverage. Certain of our subsidiaries have filed a complaint for declaratory judgment, breach of contract and bad faith against these third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. The coverage litigation involves, among other matters, insurance coverage for claims arising out of alleged exposure to asbestos containing products manufactured by the previous owner of the Bondex tradename before March 1, 1966. On March 1, 1966, Republic Powdered Metals Inc. (as it was known then), purchased the assets and assumed the liabilities of the previous owner of the Bondex tradename. That previous owner subsequently dissolved and was never a subsidiary of Republic Powdered Metals, Bondex, RPM, Inc. or the Company. Because of the earlier assumption of liabilities, however, Bondex has historically responded, and must continue to respond, to lawsuits alleging exposure to these asbestos-containing products. We discovered that the defendant insurance companies in the coverage litigation had wrongfully used cases alleging exposure to these pre-1966 products to erode their aggregate limits. This conduct, apparently known by the insurance industry based on discovery conducted to date, was in breach of the insurers' policy language. Two of the defendant insurers have filed counterclaims seeking to recoup certain monies should the plaintiffs prevail on their claims.

The parties have substantially completed all fact and expert discovery relating to the liability phase of the case. The parties have filed dispositive motions (including motions for summary judgment) and related briefs. While we had anticipated a ruling on these motions before the end of fiscal 2008, the court has not yet rendered its decision. It remains difficult to predict when the motions will be ruled upon or when a trial date will be scheduled.

During last year's second fiscal quarter ended November 30, 2006, Bondex reached a settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of the defendant insurers. The settling defendant has been dismissed from the case. Our subsidiaries are aggressively pursuing their claims against the remaining insurers based on the terms of their respective policies.

We are unable at the present time to predict the timing or ultimate outcome of this insurance coverage litigation or whether there will be any further settlements. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our subsidiaries' asbestos liabilities. We have not included any potential benefits from this litigation in calculating our current asbestos liability. Our wholly owned captive insurance companies have not provided any insurance or reinsurance coverage for any of our subsidiaries' asbestos-related claims.

The following table illustrates the movement of current and long-term asbestos-related liabilities through May 31, 2008:

Asbestos Liability Movement (Current and Long-Term)

(In thousands)	Balance at Beginning of Period	Additions to Asbestos Charge	Deductions*	Balance at End of Period
Year Ended May 31, 2008	$ 354,268	$ 288,100	$ 82,623	$ 559,745
Year Ended May 31, 2007	421,285		67,017	354,268
Year Ended May 31, 2006	101,172	380,000	59,887	421,285

* Deductions include payments for defense-related costs and amounts paid to settle claims.

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims. As of May 31, 2008, the current portion of these reserves amounted to $56.5 million as compared with $55.0 million at May 31, 2007, while the total long-term reserves of $8.5 million at May 31, 2008 compare with $8.8 million at May 31, 2007. Product warranty expense is recorded within selling, general and administrative expense. The changes in the product warranty liability balance have occurred primarily as a result of our continuing evaluation of our liability under a class action lawsuit settlement covering our Dryvit residential exterior insulated finish systems ("EIFS") product line. We also offer a warranty program for our roofing systems and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience.

Third-party excess insurers have historically paid varying shares of Dryvit's defense and settlement costs for individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third-party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third-party insurers. One of our excess insurers filed suit seeking a declaration with respect to its rights and obligations for EIFS-related claims under its applicable policies. During the third quarter of fiscal 2006, the court granted Dryvit's motion to dismiss that federal filing based on a more complete state court complaint filed against this same insurer, another insurer, and the Company's insurance broker. The coverage case is now proceeding in state court. Discovery in this litigation is ongoing. One insurer appealed the trial court's order granting Dryvit certain discovery of allegedly privileged claim file documents, and the court of appeals dismissed the appeal on September 12, 2007. That insurer filed a motion for reconsideration, which has been dismissed. No further appeal of that discovery ruling has been granted. The case, therefore, has been placed back on the trial court's docket. In accordance with a court order, the parties filed dispositive motions on certain of the coverage issues. Briefing on these motions was completed on June 16, 2008. A trial date has not yet been scheduled.

In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted.

NOTE J — SEGMENT INFORMATION

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the consumer reportable segment and the industrial reportable segment. Within each reportable segment, we aggregate three operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These six operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments – our Tremco Group, StonCor Group, and RPM II/Industrial Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, flooring, and specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment's major manufacturing and distribution operations are located primarily in North America. Consumer segment products are sold throughout North America directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises three operating segments – our DAP Group, Rust-Oleum/Zinsser Group, and RPM II/Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; wood stains and specialty confectionary coatings and films. Sales to the Home Depot represented less than 10% of our consolidated net sales for 2008 and 2007; 10% of our consolidated net sales for 2006; and 26%, 24% and 25% of our consumer segment net sales for 2008, 2007 and 2006, respectively.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income (loss) before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately $3.3 million; $2.5 million and $2.2 million for the years ended May 31, 2008, 2007 and 2006, respectively, and are therefore included as an offset to selling, general and administrative expenses.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year ended May 31	2008	2007	2006
(In thousands)			
Segment Information			
Net Sales			
Industrial	$ 2,365,496	$ 2,100,386	$ 1,811,590
Consumer	1,278,295	1,238,378	1,196,748
Total	$ 3,643,791	$ 3,338,764	$ 3,008,338
Gross Profit			
Industrial	$ 999,063	$ 885,141	$ 778,672
Consumer	499,474	475,311	468,693
Total	$ 1,498,537	$ 1,360,452	$ 1,247,365
Income (Loss) Before Income Taxes[1]			
Industrial	$ 259,452	$ 233,120	$ 201,230
Consumer	155,778	151,496	159,147
Corporate/Other	(376,176)	(77,081)	(482,852)
Total	$ 39,054	$ 307,535	$ (122,475)
Identifiable Assets			
Industrial	$ 2,130,532	$ 1,814,736	$ 1,668,774
Consumer	1,342,572	1,344,833	1,165,368
Corporate/Other	290,463	173,580	161,922
Total	$ 3,763,567	$ 3,333,149	$ 2,996,064
Capital Expenditures			
Industrial	$ 47,523	$ 49,235	$ 39,274
Consumer	23,247	20,141	20,800
Corporate/Other	1,070	1,017	1,081
Total	$ 71,840	$ 70,393	$ 61,155
Depreciation and Amortization			
Industrial	$ 48,739	$ 46,453	$ 40,536
Consumer	31,923	30,860	29,938
Corporate/Other	4,704	4,294	3,825
Total	$ 85,366	$ 81,607	$ 74,299
Geographic Information			
Net Sales (based on shipping location)			
United States	$ 2,384,357	$ 2,341,008	$ 2,248,259
Foreign			
Canada	306,339	255,246	222,602
Europe	775,651	596,613	411,548
Other Foreign	177,444	145,897	125,929
Total Foreign	1,259,434	997,756	760,079
Total	$ 3,643,791	$ 3,338,764	$ 3,008,338
Long-Lived Assets [2]			
United States	$ 1,219,649	$ 1,208,981	$ 1,190,722
Foreign			
Canada	144,027	132,052	121,137
Europe	501,828	385,066	260,866
Other Foreign	25,334	18,107	18,027
Total Foreign	671,189	535,225	400,030
Total	$ 1,890,838	$ 1,744,206	$ 1,590,752

[1] Asbestos-related charges, totaling $288.1 million and $380.0 million in fiscal 2008 and 2006, respectively, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary.

[2] Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE K — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2008 and 2007:

	For Quarter Ended			
(In thousands, except per share amounts)	August 31	November 30	February 29	May 31
2008				
Net Sales	$ 930,339	$ 905,708	$ 731,773	$ 1,075,971
Gross Profit	$ 383,902	$ 367,738	$ 291,245	$ 455,652
Net Income	$ 68,268	$ 54,855	$ 12,150	$ (87,564)[a]
Basic Earnings Per Share	$ 0.57	$ 0.46	$ 0.10	$ (0.73)
Diluted Earnings Per Share	$ 0.53	$ 0.43	$ 0.10	$ (0.73)[b]
Dividends Per Share	$ 0.175	$ 0.190	$ 0.190	$ 0.190

(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2007				
Net Sales	$ 844,161	$ 809,386	$ 679,494	$ 1,005,723
Gross Profit	$ 345,073	$ 326,071	$ 263,485	$ 425,823
Net Income	$ 61,342	$ 52,941	$ 10,052	$ 83,954
Basic Earnings Per Share	$ 0.52	$ 0.45	$ 0.08	$ 0.70
Diluted Earnings Per Share	$ 0.49	$ 0.42	$ 0.08[b]	$ 0.65
Dividends Per Share	$ 0.160	$ 0.175	$ 0.175	$ 0.175

[a] During the fourth fiscal quarter ended May 31, 2008, we increased our liability for asbestos-related payments by $288.1 million ($185.1 million after-tax), representing our estimation of our liability for pending and unasserted claims through May 31, 2028. See Note I to the Consolidated Financial Statements for further details.

[b] Conversion of the shares related to convertible securities for the three month periods ended May 31, 2008 and February 28, 2007 was not assumed, since the results would have been anti-dilutive.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

NOTE L — SUBSEQUENT EVENTS

Subsequent to the end of our current fiscal year, our Senior Convertible Notes (the "Convertible Notes") due May 13, 2033 became eligible for conversion based upon the price of RPM International Inc. stock during our most recently completed fiscal quarter ended May 31, 2008. Subsequent to this event, on June 13, 2008, we called for redemption all of our outstanding Convertible Notes on the effective date of July 14, 2008 (the "Redemption Date"). Prior to the Redemption Date, virtually all of the holders had already converted their Convertible Notes into 8,030,455 shares of RPM International Inc. common stock, or 27.0517 shares of common stock for each $1,000 Face Value Convertible Note they held. Any fractional shares from the conversion were paid in cash.

Quarterly Stock Price and Dividend Information

Shares of RPM International Inc. common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2008	High	Low	Dividends paid per share
First Quarter	$25.74	$20.19	$0.175
Second Quarter	$24.44	$17.25	$0.190
Third Quarter	$22.50	$18.77	$0.190
Fourth Quarter	$24.74	$19.30	$0.190
Fiscal 2007	**High**	**Low**	**Dividends paid per share**
First Quarter	$19.12	$17.53	$0.160
Second Quarter	$20.36	$17.40	$0.175
Third Quarter	$24.25	$19.90	$0.175
Fourth Quarter	$24.14	$21.04	$0.175

Source: *The Wall Street Journal*

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of RPM common stock as of July 14, 2008 was approximately 30,740.

Management's Report on Internal Control Over Financial Reporting

The management of RPM International Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. RPM's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of RPM's internal control over financial reporting as of May 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2008, RPM's internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company's internal control over financial reporting as of May 31, 2008 and their report thereon is included on page 66 of this report.

Frank C. Sullivan
President and Chief Executive Officer

P. Kelly Tompkins
Executive Vice President - Administration and Chief Financial Officer

July 28, 2008

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries ("RPM" or "the Company") as of May 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, effective June 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), "Share-Based Payment." Also, as discussed in Note A to the consolidated financial statements, effective on May 31, 2007 and June 1, 2007, the Company adopted the recognition and measurement date provisions, respectively, of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM's internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
July 28, 2008

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited RPM International Inc. and Subsidiaries ("RPM" or "the Company") internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying, "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM International Inc. and Subsidiaries as of May 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2008 and our report dated July 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
July 28, 2008

Stockholder Information

WORLD HEADQUARTERS
RPM International Inc.
2628 Pearl Road
P.O. Box 777
Medina, OH 44258
Telephone: 330-273-5090 or 800-776-4488
Fax: 330-225-8743
Web site: www.rpminc.com
E-mail: info@rpminc.com

ANNUAL MEETING
Stockholders are invited to attend RPM's Annual Meeting, which will be held at the Holiday Inn Select, 15471 Royalton Road, Strongsville, Ohio, at 2 p.m. Friday, October 10, 2008. Directions can be found on the RPM web site.

FORM 10-K AND OTHER FINANCIAL INFORMATION
Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, a corporate video and other investor information by writing to Kathie M. Rogers, Manager of Investor Relations, at RPM International Inc.

Form 10-K, other public financial reports and news releases may also be obtained electronically through our web site, www.rpminc.com, under "Investor Information."

ANNUAL CERTIFICATIONS
RPM has filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the 10-K for the fiscal year ended May 31, 2008. In addition, on November 5, 2007, RPM filed the Chief Executive Officer certification with the New York Stock Exchange (NYSE), pursuant to the NYSE Listed Company Manual 303A.12, certifying that the Chief Executive Officer is not aware of any violation by the company of NYSE corporate governance listing standards.

CORPORATE GOVERNANCE
Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Charters of the committees of the Board and RPM's Code of Conduct, are available on the company's web site at www.rpminc.com, under "Investor Information/Corporate Governance." Copies of these materials are also available, without charge, upon written request to the Secretary of RPM.

INSTITUTIONAL INVESTOR AND SECURITY ANALYST INQUIRIES
Security analysts and investment professionals with questions regarding RPM should contact P. Kelly Tompkins, Executive Vice President - Administration and Chief Financial Officer, at 330-273-5090.

DIVIDEND PAYMENTS
Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 34 consecutive years.

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
National City Bank maintains RPM's stockholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments and other related items should be directed to:

National City Bank, Department 5352
Shareholder Services Operations
P.O. Box 92301
Cleveland, OH 44101-4301
Telephone: 800-988-5238 or 800-622-6757
Fax: 216-257-8508
E-mail: shareholder.inquiries@nationalcity.com
www.nationalcity.com/shareholderservices
www.nationalcitystocktransfer.com

DIRECT DEPOSIT OF DIVIDENDS
Stockholders of record may have their dividends deposited directly into their checking or savings account through the Direct Deposit Program at no charge. For information regarding this service, please contact National City Bank at the address shown above.

INTERNET ACCOUNT ACCESS
Stockholders of record may access their accounts via the Internet to review account holdings and transaction history through National City Bank's StockAccess℠ at www.ncstockaccess.com. For log-in assistance, stockholders should contact National City Bank at 800-622-6757 or 800-988-5238.

DIVIDEND REINVESTMENT PLAN
RPM maintains a Dividend Reinvestment Plan whereby cash dividends, and up to an additional $5,000 per month, may be invested in RPM shares at no commission cost. You must be a stockholder of record and own at least one share of RPM common stock to enroll in the Plan. Approximately 87 percent of the stockholders of record participate in the RPM Dividend Reinvestment Plan. Details of the Plan are available by contacting RPM, Shareholder Services, at 800-776-4488. Questions concerning existing Dividend Reinvestment accounts should be directed to:

National City Bank, Department 5352
Shareholder Services Operations
P.O. Box 94946
Cleveland, OH 44101-4946
Telephone: 800-988-5238 or 800-622-6757
Fax: 216-257-8367
E-mail: shareholder.inquiries@nationalcity.com

INDEPENDENT ACCOUNTANTS
Ernst & Young LLP, Cleveland, Ohio

COUNSEL
Calfee, Halter & Griswold LLP, Cleveland, Ohio

STOCK EXCHANGE LISTING
RPM LISTED NYSE
RPM International Inc. is listed on the New York Stock Exchange (ticker symbol "RPM").

Subsidiaries and Plant Locations

INDUSTRIAL SEGMENT

SUBSIDIARIES

A/D Fire Protection Systems Inc.
Scarborough, Ontario, Canada
www.adfire.com

Agpro (N.Z.) Limited
Auckland, New Zealand
www.agpro.co.nz

Alteco Technik GmbH
Twistringen, Germany
www.rpm-belgium.be

Carboline Company
St. Louis, Missouri
www.carboline.com

Carboline Italia S.p.A.
Milan, Italy

Chemical Specialties Mfg. Corp.
Baltimore, Maryland
www.chemspecworld.com

Compact Technology GmbH
Traunreut, Germany
www.compacttech.com

Dane Color UK Limited
Stalybridge, United Kingdom
www.danecolor.com

Day-Glo Color Corp.
Cleveland, Ohio
www.dayglo.com

Dryvit Systems, Inc.
West Warwick, Rhode Island
www.dryvit.com

Ecoloc N.V.
Brecht, Belgium
www.lock-tile.com

Euclid Admixture Canada Inc.
Montreal, Quebec, Canada
www.euclidchemical.com

The Euclid Chemical Company
Cleveland, Ohio
www.euclidchemical.com

Eucomex S.A. de C.V.
Mexico City, Mexico
www.eucomex.com

Fibergrate Composite Structures Incorporated
Dallas, Texas
www.fibergrate.com

Flowcrete Group Limited
Sandbach, United Kingdom
www.flowcrete.com

Increte Systems
Div. of The Euclid Chemical Company
Odessa, Florida
www.increte.com

Kop-Coat, Inc.
Pittsburgh, Pennsylvania
www.kop-coat.com

Nullifire Limited
Coventry, United Kingdom
www.nullifire.com

Paramount Technical Products, Inc.
Spearfish, South Dakota
www.tremcosealants.com

Productos Cave S.A.
Santiago, Chile
www.productoscave.com

Radiant Color N.V.
Houthalen, Belgium
www.radiantcolor.be

Republic Powdered Metals, Inc.
Medina, Ohio
www.rpmrepublic.com

RPM/Belgium N.V.
Tielt, Belgium
www.rpm-belgium.be

Star Maling og Lakkfabrikk AS
Lier, Norway
www.star.no

Stonhard
Maple Shade, New Jersey
www.stonhard.com

TCI, Inc.
Ellaville, Georgia
www.tcipowder.com

Toxement S.A.
Bogota, Colombia
www.toxement.com

Tremco Barrier Solutions, Inc.
Reynoldsburg, Ohio
www.tremcobarriersolutions.com

Tremco illbruck International GmbH
Cologne, Germany
www.illbruck.de

Tremco Incorporated
Beachwood, Ohio
www.tremcoinc.com

Vandex International AG
Solothurn, Switzerland
www.vandex.com

Weatherproofing Technologies, Inc.
Beachwood, Ohio
www.tremcoroofing.com

PLANT LOCATIONS

Argentina
Belgium
Canada
China
Colombia
The Czech Republic
France
Germany
Italy
Malaysia
Mexico
The Netherlands
New Zealand
Norway
Poland
South Africa
Sweden
United Arab Emirates
United Kingdom
United States

TRADEMARKS APPEARING IN THIS ANNUAL REPORT

Carboline®, Carbozinc®, Day-Glo®, Dryvit®, EUCO®, Fibergrate®, Flowcrete®, GloPrill®, illbruck®, Kop-Coat®, Outsulation®, Stonhard®, VaIvTect®, Vulkem®, Woolsey® and Z-Spar® are registered trademarks of the subsidiary corporations of RPM International Inc.

Pettit™, Tru-Core™ and TUF-STRAND SF™ are trademarks of the subsidiary corporations of RPM International Inc.

CONSUMER SEGMENT

SUBSIDIARIES

Chemical Coatings, Inc.
Hickory, North Carolina

DAP Canada
Div. of RPM Canada
Scarborough, Ontario, Canada
www.dap.com

DAP Products Inc.
Baltimore, Maryland
www.dap.com

Guardian Protection Products, Inc.
Hickory, North Carolina
www.guardianproducts.net

Mantrose-Haeuser Co., Inc.
Westport, Connecticut
www.mbzgroup.com

Martin Mathys N.V.
Zelem, Belgium
www.ro-m.com

Modern Masters Inc.
Sun Valley, California
www.modernmastersinc.com

New Parks
Div. of Zinsser Co., Inc.
Somerset, New Jersey
www.newparks.com

RPM Wood Finishes Group, Inc.
Hickory, North Carolina
www.mohawk-finishing.com
www.hbehlen.com
www.starfinishing.com

Rust-Oleum Argentina S.A.
Buenos Aires, Argentina
www.rustoleum.com/international.asp

Rust-Oleum Consumer Brands Canada
Div. of RPM Canada
Toronto, Ontario, Canada

Rust-Oleum Corporation
Vernon Hills, Illinois
www.rust-oleum.com

Rust-Oleum Japan Corporation
Yokohama, Japan
www.roj.co.jp

Rust-Oleum Netherlands B.V.
Roosendaal, Netherlands
www.ro-m.com

The Testor Corporation
Rockford, Illinois
www.testors.com

Tor Coatings Limited
Birtley, United Kingdom
www.tor-coatings.com

Watco UK Limited
Godalming, United Kingdom
www.watco.co.uk

Westfield Coatings Corporation
Westfield, Massachusetts

Wolman Wood Care Products
Div. of Zinsser Co., Inc.
Somerset, New Jersey
www.wolman.com

Zinsser Co., Inc.
Somerset, New Jersey
www.zinsser.com

PLANT LOCATIONS

Belgium
Canada
The Netherlands
United Kingdom
United States

TRADEMARKS APPEARING IN THIS ANNUAL REPORT

Bulls Eye 1-2-3®, DAP®, DuraStain®, Kwik Dry®, Kwik Seal®, Modern Masters®, NatureSeal®, Rust-Oleum®, ShimmerStone®, Stopping rust is just the start®, Testors®, Varathane® and Zinsser® are registered trademarks of the subsidiary corporations of RPM International Inc.

Blackfriar™, DAP 3.0 Is All You Need to Know™, Dynaflex 3.0™ and Prepare for Greatness™ are trademarks of the subsidiary corporations of RPM International Inc.

Wolman® is a registered trademark of Arch Wood Protection, Inc. used under a license by subsidiary corporations of RPM International Inc.

Around the Board Room






Board of Directors

above, top to bottom

Gen. John P. Abizaid (Retired) (3); Appointed 2008; retired four-star General in the U.S. Army and former commander of the U.S. Central Command

Bruce A. Carbonari (4); Elected 2002; President and Chief Executive Officer, Fortune Brands, Inc., Deerfield, Illinois (a leading consumer brands company)

David A. Daberko (3); Elected 2007; retired Chairman, National City Corporation, Cleveland, Ohio (a financial holding company)

James A. Karman (2); Elected 1963; retired Vice Chairman, RPM International Inc.







right, top to bottom

Donald K. Miller (2*); Elected 1972; Chairman, Axiom International Investors LLC, Greenwich, Connecticut (an international equity asset management firm)

Fredrick R. Nance (4); Elected 2007; Regional Managing Partner; Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio (attorneys at law)

William A. Papenbrock (2), (3**), (4); Elected 1972; retired Partner and past Vice Chairman of the Executive Committee, Calfee, Halter & Griswold LLP, Cleveland, Ohio (attorneys at law)

Charles A. Ratner (1), (3*); Elected 2005; President and Chief Executive Officer, Forest City Enterprises, Inc., Cleveland, Ohio (a diversified real estate development corporation)

Frank C. Sullivan (1*); Elected 1995; President and Chief Executive Officer, RPM International Inc.






above, top to bottom

Thomas C. Sullivan (1); Elected 1963; Chairman of the Board, retired Chief Executive Officer, RPM International Inc.

William B. Summers, Jr. (1), (2); Elected 2004; retired Chairman, McDonald Investments Inc., Cleveland, Ohio (an investment banking and securities firm and a subsidiary of KeyCorp)

Dr. Jerry Sue Thornton (1), (3), (4**); Elected 1999; President of Cuyahoga Community College, Cleveland, Ohio

Joseph P. Viviano (4*); Elected 2001; retired Vice Chairman, Hershey Foods Corporation, Hershey, Pennsylvania

Officers

Frank C. Sullivan
President and Chief Executive Officer

Ronald A. Rice
Executive Vice President and Chief Operating Officer

P. Kelly Tompkins
Executive Vice President - Administration and Chief Financial Officer

Paul G. P. Hoogenboom
Senior Vice President - Manufacturing and Operations, Chief Information Officer

Stephen J. Knoop
Senior Vice President - Corporate Development

Lonny R. DiRusso
Vice President - Information Technology

Russell L. Gordon
Vice President - Corporate Planning

Janeen B. Kastner
Vice President - Corporate Benefits and Risk Management

John F. Kramer
Vice President - Corporate Development

Randell McShepard
Vice President - Public Affairs

Edward W. Moore
Vice President - General Counsel and Secretary

Matt T. Ratajczak
Vice President - Global Taxes

Barry M. Slifstein
Vice President and Controller

Keith R. Smiley
Vice President - Treasurer and Assistant Secretary

Thomas C. Sullivan, Jr.
Vice President - Corporate Development

(1) Executive Committee (2) Audit Committee (3) Compensation Committee (4) Governance & Nominating Committee * Chairman of the Committee ** Alternate member of the Committee

Revving up RPM's Growth Engine


dryvit

BALANCED BUSINESS ◦ INTERNAL GROWTH INTERNATIONAL EXPANSION ◦ ACQUISITION GROWTH

At RPM, our growth engine is humming. The parts of our well-oiled machine include a business balanced between industrial and consumer markets, *internal growth initiatives that are firing on all cylinders*, a focused acquisition program and a course steered toward international expansion. Our destination... $5 billion in sales by 2010. Having achieved $3.6 billion in fiscal 2008,

we're well on our way.

RPM International Inc. 2628 Pearl Road P.O. Box 777 Medina, Ohio 44258 Phone 330-273-5090 Fax 330-225-8743 E-mail INFO@RPMINC.COM Web WWW.RPMINC.COM


S&S CYCLE
VIOLA, WI
END